Exhibit 99.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

By and among

USTER TECHNOLOGIES AG,

BELINOR LTD.

and

ELBIT VISION SYSTEMS LTD.

Dated as of February 11, 2018

TABLE OF CONTENTS

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TABLE OF CONTENTS (cont’d.)
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TABLE OF CONTENTS (cont’d.)
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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 11, 2018 by and among Uster Technologies AG, a Swiss company (“Parent”), Belinor Ltd., a company organized under the laws of the State of Israel and a wholly‑owned subsidiary of Parent (“Merger Sub”), and Elbit Vision Systems Ltd., a company organized under the laws of the State of Israel (the “Company”).  All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.

W I T N E S S E T H:

WHEREAS, the parties hereto intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (ii) approved this Agreement, the Merger and the other transactions contemplated hereby; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the Boards of Directors of Parent and Merger Sub have each approved this Agreement, the Merger and the other transactions contemplated hereby, and the Board of Directors of Merger Sub has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors; and (ii) determined to recommend that the shareholders of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, simultaneously with the execution and delivery of this Agreement, the sole shareholder of Merger Sub has approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, simultaneously with the execution and delivery of this Agreement, as a condition to Parent’s entering into this Agreement and as an inducement thereto, Parent and each of the shareholders of the Company identified in Schedule A (the “Principal Company Shareholders”) are entering into one or more agreements (each, a “Voting Agreement”) pursuant to which the Principal Company Shareholders are agreeing to take specified actions in furtherance of the Merger, including the approval of the Merger and adoption of this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

Section 1.1          Certain Definitions.  For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“102 Trustee” shall mean Altshuler Shaham Trusts Ltd., the trustee appointed by the Company in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Options and Company 102 Shares.

“Acquisition Proposal” shall mean any offer or proposal or potential offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition from the Company by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than fifteen percent (15%) of the Company Shares outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than fifteen percent (15%) of the Company Shares outstanding as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, business combination, arrangement or other similar transaction involving the Company or any of its Subsidiaries (except for any such transaction between or among two or more of the Company’s Subsidiaries); (iii) a sale, lease, exchange, license, transfer, acquisition or disposition of more than fifteen percent (15%) of the total consolidated assets of the Company; (iv) a recapitalization, restructuring, liquidation, dissolution or other winding up of the Company and/or any of its Subsidiaries (including for this purpose the outstanding equity securities of the Company’s Subsidiaries) for consideration equal to fifteen percent (15%) or more of the market value of all of the outstanding Company Shares on the last trading day prior to the date of this Agreement or fifteen percent (15%) of the consolidated total assets of the Company and the Company’s Subsidiaries; or (v) any issuance by the Company individually or in the aggregate of over five percent (5%) of its equity securities, except pursuant to the exercise of Company Options that are outstanding as of the date hereof.

“Adverse Recommendation Change” shall mean any of the following actions by the Company, the Company Board or any committee thereof: (i) withholding, withdrawing, modifying or qualifying in a manner adverse to Parent or Merger Sub or proposing publicly to withhold, withdraw, modify or qualify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (ii) failing to make the Company Board Recommendation or failing to include the Company Board Recommendation in (or removing it from) the Proxy Statement, (iii) approving, endorsing, recommending or otherwise publicly declaring to be advisable or proposing to approve, endorse, recommend or determine to be advisable any Acquisition Proposal, (iv) following the date any Acquisition Proposal or any modification to the price, form of consideration or conditionality thereto is first made public or sent or given to the shareholders of the Company, failing to publicly reaffirm the Company Board Recommendation within five (5) Business Days after Parent requests a reaffirmation thereof in writing, (v) following the commencement of any take-over bid, tender offer or exchange offer for Company Shares that is publicly disclosed, publicly being neutral or failing to reject or recommend against acceptance of any such take-over bid, tender offer or exchange offer within five (5) Business Days of such commencement of such take-over bid, tender offer or exchange offer or recommending that the shareholders of the Company tender their respective Company Shares in such take-over bid, tender offer or exchange offer, or (vi) publicly announcing an intention, or resolving, to take any of the foregoing actions; provided, however, neither a customary “stop, look and listen” by the Company Board of the type contemplated by Rule 14d-9(f) under the Exchange Act (including disclosure of the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto) nor (y) factually accurate required public statements regarding financial results, operations or business conditions or developments shall, in any case, in and of itself constitute an Adverse Recommendation Change.

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.  For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” shall mean the Paying Agent Agreement, the Voting Agreement and the other agreements and instruments provided for, contemplated herein or executed and delivered in connection with this Agreement.

“Antitrust Law” shall mean any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Business Day” shall mean any day other than a Friday, Saturday, Sunday or other day on which the banks in New York, Zurich or Israel are authorized by Law or executive order to be closed.

“Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2017.

“Company Balance Sheet Date” shall mean September 30, 2017.

“Company Board” shall mean the Board of Directors of the Company.

“Company Intellectual Property Rights” shall mean Intellectual Property Rights (including any applications therefor) (a) owned, used or filed by the Company or any of its Subsidiaries; (b) incorporated by the Company or any of its Subsidiaries in their products; or (c) licensed to the Company or any of its Subsidiaries.

“Company Material Adverse Effect” shall mean any change, effect, event or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by the Company in this Agreement, that has had, is, or is reasonably likely to have, a material adverse effect on (a) the near-term or longer-term condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, capitalization, financial condition, operations or results of operations of the Company and its Subsidiaries, taken as a whole; (b) the ability of the Company to consummate the Merger and to perform its obligations under this Agreement and the Ancillary Agreements, or (c) the ability of Parent and Merger Sub to operate the business of the Company and the Company’s US Subsidiary immediately after the Closing in the manner in which they were operated as of immediately prior to the Closing; provided, however, that for purposes of Section 3.11 (Absence of Certain Changes) and Section 8.2(f) (Company Material Adverse Effect), no Change (by itself or when aggregated or taken together with any and all other Changes) resulting from or arising out of any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” and no Change (by itself or when aggregated or taken together with any and all other such Changes) resulting from or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i)          general economic conditions in Israel, the United States or any other country or region in the world in which the Company or its Subsidiaries operate, or conditions in the global economy generally;

(ii)         conditions in the industries in which the Company and its Subsidiaries conduct business;

(iii)        acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States or any other country or region in the world where the Company or any of its subsidiaries has significant operations;

(iv)        changes in Law or changes in GAAP or other accounting standards applicable to the Company or its Subsidiaries to the extent such matters occur after the date hereof;

(v)         the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby; or

(vi)        changes in the Company’s share price or the trading volume of the Company’s shares, in and of itself, but not the underlying cause of such changes;

except and only to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in clauses (i) through (iv) above disproportionately affect the Company and its US Subsidiary, taken as a whole, as compared to other companies operating in the same industries as the Company and/or its Subsidiaries.

“Company Options” shall mean any options to purchase Company Shares outstanding under any of the Company Option Plans.

“Company Optionholders” shall mean the holders of Company Options.

“Company Option Plans” shall mean the Company’s (i) EVS Share Option Plan (2003), (ii) EVS Share Option Plan (2006), and (iii) Global Share Incentive Plan (2016), in each case, as may be amended from time to time.

“Company Shareholders” shall mean holders of Company Shares.

“Company Software” shall mean all Software used in or necessary for the conduct of the business of the Company or any of its Subsidiaries, or owned or held for use by the Company or any of its Subsidiaries.

“Company Technology” shall mean all Technology used in or necessary for the conduct of the business of the Company or any of its Subsidiaries, or owned or held for use by the Company or any of its Subsidiaries.

“Contract” shall mean any written or oral contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease or other legally binding instrument or arrangement.

“Effective Time Holder” shall mean a Company Shareholder as of immediately prior to the Effective Time.

“Environmental Law” shall mean all applicable federal, state, local or foreign Laws, codes, rules, orders, ordinances, permits, requirements, final governmental determinations, statutes and regulations promulgated thereunder, relating to human health, safety, pollution or the protection of the environment, as the foregoing are amended and enacted and in effect on the Closing Date and in the jurisdiction in which the applicable site or premises are located, including without limitation, the following statutes and all regulations promulgated thereunder: the Israeli Licensing of Businesses Regulations (Disposal of Hazardous Substances), 1990; the Israeli Hazardous Substances Law, 1993; the Israeli Abatement of Nuisances Law, 1961; the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Federal Clean Air Act, 42 U.S.C. § 7401 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. § 1801 et seq.; the Atomic Energy Act, 42 U.S.C. § 2014 et seq.; the Occupational Safety and Health Act, as amended, 29 U.S.C. § 651 et seq.; any state or local statute of similar effect; and any Laws relating to protection of safety, health or the environment which regulate the management or disposal of biological agents or substances including medical or infectious wastes.

“ERISA” shall mean the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“FINRA” shall mean the Financial Industry Regulatory Authority.

“GAAP” shall mean generally accepted accounting principles, as applied in the United States.

“Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any arbitrator, court, tribunal or judicial body of competent jurisdiction, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, in each case whether federal, state, county, provincial, and whether local or foreign.

“Government Grant” shall mean any grant, incentive, qualification, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other Governmental Authority, or judicial or arbitral body thereof, any outstanding application to receive the same filed by the Company or any of its Subsidiaries, including, any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of its Subsidiaries, under the Laws of the State of Israel, and further including without limitation, by or on behalf of or under the authority of the IIA, the Investment Center, the BIRD Foundation or any other bi/multi-national grant programs for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Authority.

“Hazardous Substance” shall mean (A) any chemicals, substance, material or waste that is characterized or regulated under any Environmental Law as “hazardous”, “hazardous wastes,” “hazardous materials” “chemical substances”, “toxic substances”, “toxic”, “pollutants”, “contaminants”, “pesticides”, or “oil” or (B) any petroleum or petroleum products, natural or synthetic gas, radioactive materials, asbestos-containing materials, polychlorinated biphenyls, urea formaldehyde foam insulation, radon and any other substance defined or designated as hazardous, toxic or harmful to human health, safety or the environment under any Environmental Law.

“IIA” shall mean the Israeli National Authority for Technological Innovation, previously known as the Research Committee of the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry.

“IIA Notice” shall mean the written notice to the IIA regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the IIA following the consummation of the Merger in accordance with the R&D Law.

“Intellectual Property” shall mean all intellectual property, regardless of form, whether protected, created or arising under the Laws of Israel or any foreign jurisdiction, including: (i) published and unpublished works of authorship, including audiovisual works, collective works, computer programs, compilations, databases, derivative works, literary works, mask works, and sound recordings (“Works of Authorship”); (ii) inventions and discoveries, including articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items (“Inventions”); (iii) trademarks, service marks, trade names (whether registered or unregistered), service names, brand names, brand marks, trade dress rights, Internet domain names, emblems, signs or insignia, words, names, symbols, devices, designs, and other designations, and combinations of the preceding items, used to identify or distinguish a business, good, group, product, or service or to indicate a form of certification, including logos, product designs, and product features and including all goodwill associated with the foregoing (“Trademarks”); (iv) confidential and proprietary information, or non-public processes, information that derives economic value from not being generally known or readily ascertainable through proper means, whether tangible or intangible, including to the extent embodied in algorithms, customer lists, ideas, designs, formulas, know‑how, methods, processes, programs, prototypes, systems, techniques, specifications, technology, concepts, trade secrets, discoveries and technical data and information (“Trade Secrets”); (v) copyrights, whether registered or unregistered and whether or not registrable, (including copyrights in Software), mask work rights and registrations and applications therefore and all moral and common law rights therein, including rights under Section 45 of the Israeli Copyright Law 2007 or under any other similar provision of any Law of any applicable jurisdiction (“Copyrights”); (vi) patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof (“Patents”); (vii) all applications, registrations and permits related to any of the foregoing clauses; and (viii) any and all other similar proprietary rights in any jurisdiction.

“Intellectual Property Rights” shall mean all rights in, arising out of, or associated with Intellectual Property in any jurisdiction, including: (i) rights in, arising out of, or associated with Works of Authorship; (ii) rights in, arising out of, or associated with Inventions or Patents; (iii) rights in, arising out of, or associated with Trademarks; (iv) rights in, arising out of, or associated with Trade Secrets and (v) rights in, arising out of, or associated with Copyrights.

“Intervening Event” shall mean any event, occurrence or development that (i) materially affects the business, assets or operations of the Company and its Subsidiaries, taken as a whole and which is, or the implications of which are, unknown to, or were not reasonably foreseeable by, the Company Board as of the date of this Agreement and (ii) does not relate to (A) any Acquisition Proposal, (B) any actions taken by Parent or the Company in accordance with Section 7.1 or the consequences of any such action or (C) any effects, changes, conditions, facts, developments, occurrences or events described in clauses (i) through (vi) in the definition of “Company Material Adverse Effect” which are, or the implications of which are, unknown to, or were not reasonably foreseeable by, the Company Board as of the date of this Agreement; provided, however, that in no event shall compliance with or performance under this Agreement or the transactions contemplated hereby constitute an Intervening Event.

“Inventories” shall mean finished goods, raw materials and ingredients, work-in-process, consignment goods, wares, merchandise, wrapping, packing materials and similar items.

“IRS” shall mean the United States Internal Revenue Service or any successor thereto.

“Indebtedness” shall mean, with respect to a Person, without duplication, (a) all indebtedness for borrowed money, (b) all indebtedness for the deferred purchase price of property or services (other than personal property, including inventory and services purchased, trade payables, other expense accruals and deferred compensation items arising in the Ordinary Course of Business consistent with past practice), (c) all obligations evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (f) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities and (g) any liability of others described in clauses (a) through (f) above which such Person has guaranteed or that is otherwise such Person’s legal liability, and including in clauses (a) through (f) above any accrued and unpaid interest or penalties thereon.

“Investment Center” shall mean the Israeli Investment Center of the Israeli Ministry of Economy and Industry.

“ISA” shall mean the Israeli Securities Authority.

“Israeli Securities Law” shall mean the Israeli Securities Law, 5728-1968 and the rules and regulations promulgated thereunder.

“ITA” shall mean the Israel Tax Authority.

“Knowledge” of the Company, with respect to any matter in question, shall mean the actual knowledge of the Company’s Chief Executive Officer and Chief Financial Officer. Any such individual will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (i) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such individual) in, or that have been in, the possession of such individual, including his or her personal files, or (ii) such knowledge would be expected to be obtained by such individual after reasonable inquiry.

“Law” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any lawsuit, litigation, arbitration, audit, hearing, or investigation or other similarly formal legal proceeding (in each case, whether civil, criminal, administrative, investigative, or informal), brought by, pending before or otherwise involving any Governmental Authority.

“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).

“Lien” shall mean any mortgage, lien, security interest, pledge, reservation, equitable interest, charge, easement, lease, sublease, conditional sale or other title retention agreement, right of first refusal, hypothecation, covenant, servitude, right of way, variance, option, warrant, claim, community property interest, restriction (including any restriction on use, voting, transfer, alienation, receipt of income or exercise of any other attribute of ownership) or encumbrance of any kind.

“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.

“Permitted Liens” shall mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP as adjusted in the ordinary course of business consistent with past practice through the Effective Time; (ii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (iii) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016; and (iv) Liens described in Section 1.1 of the Company Disclosure Letter.

“Person” shall mean any individual, corporation (including any non‑profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“R&D Law” shall mean Israeli Encouragement of Industrial Research, Development and Innovation Law 5744-1984.

“Representative” shall mean, with respect to any Person, any direct or indirect Subsidiary of such Person, or any officer, director, employee, shareholder, investment banker, attorney or other agent, advisor or representative of such Person or any direct or indirect Subsidiary of such Person.

“Sarbanes‑Oxley Act” shall mean the United States Sarbanes‑Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“SEC Documents” shall mean all reports and forms filed or furnished by the Company to the SEC since April 6, 2017 and made publicly available no later than two (2) Business Days prior to the date hereof.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Software” shall mean computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials related to any of the foregoing.

“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting securities of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Superior Proposal” shall mean any unsolicited bona fide and written Acquisition Proposal that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, is reasonably capable of being consummated substantially in accordance with its terms and, if consummated, would be more favorable from a financial point of view to the Company’s shareholders (in their capacity as such) than the Merger, in each case, after taking into account all relevant factors, including all terms and conditions of such Acquisition Proposal (including the likelihood that such Acquisition Proposal is consummated in accordance with its terms, after taking into account all legal, financial (including the certainty of financing) and regulatory aspects of the proposal and the Person making the Acquisition Proposal), and this Agreement (including any adjustment to the terms and conditions of this Agreement agreed to by Parent in writing pursuant to Section 5.3(c)(ii) in response to such Acquisition Proposal); provided in each case that the party submitting the Superior Proposal will represent and covenant to the Company in writing that it has and will continue to have through consummation or termination of the Superior Proposal the financial means required to consummate the Superior Proposal. For purposes of this definition, all references to “15% or more” in the definition of Acquisition Proposal shall be deemed to be references to “all or substantially all”.

 “Tax” shall mean (i) any and all federal, state, local and foreign taxes, including taxes based upon or measured by gross receipts, capital gain, windfall, income, profits, severance, property, production, sales, use, license, excise, franchise, employment, social security and occupation, national healthcare contribution, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax  (including, for the avoidance of doubt, any liability arising from any Law relating to escheat or unclaimed property) or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on an affiliated, combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax sharing arrangement), as a result of being a transferee or successor, or otherwise.

“Technology” shall mean all designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software (whether in source code, object code or human readable form), databases and data collections, Internet websites and web content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used in the design, development, reproduction, maintenance or modification of any of the foregoing.

Section 1.2          Additional Definitions.  The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
102 Amounts	Section 2.8(d)(i)
Acceptable Confidentiality Agreement	Section 5.2(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.3(b)
Approval	Section 3.5
Assignee	Section 10.3
Capitalization Date	Section 3.6(a)
Cash Bonus	Section 2.7(c)(i)
Certificate of Merger	Section 2.3
Certificates	Section 2.8(c)
Change	Section 1.1
Changes	Section 1.1
Charter Documents	Section 3.1
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 2.8(f)
Collective Bargaining Agreement	Section 3.18(b)
Companies Registrar	Section 2.3
Company	Preamble
Company 102 Shares	Section 2.8(b)
Company 102 Options	Section 2.8(d)(i)
Company Board Recommendation	Section 5.3(a)
Company Disclosure Letter	Article III
Company Products	Section 3.15(b)
Company Registered Intellectual Property	Section 3.15(a)
Company Reports	Section 3.8(a)
Company Securities	Section 3.6(b)
Company Shares	Section 2.7(a)(i)
Company Shareholders Meeting	Section 7.3(a)
Confidentiality Agreement	Section 7.8
Contractors	Section 3.18(g)
Effective Time	Section 2.3
Employee Plans	Section 3.17(a)

Term	Section Reference
ERISA Affiliate	Section 3.17(a)
Exchange Fund	Section 2.8(b)
FCPA	Section 3.22(a)
Financial Statements	Section 3.9(a)
Funded Employee Plan	Section 3.17(i)
ICL	Preamble
IPL	Section 3.15(g)
Information Agent	Section 2.8(a)
Inventions	Section 1.1
Israeli Employees	Section 3.18(i)
Joint Venture Interests	Section 3.7(f)
Leased Real Property	Section 3.13(b)
Leases	Section 3.13(b)
Letter of Transmittal	Section 2.8(c)
Material Contract	Section 3.12(a)
Merger	Preamble
Merger Consideration	Section 2.7(a)(i)
Merger Notice	Section 2.3
Merger Proposal	Section 7.4(a)
Merger Sub	Preamble
OECD Convention	Section 3.22(a)
Option Consideration	Section 2.7(c)
Outside Date	Section 9.1(c)
Panoptes	Section 3.7(g)
Parent	Preamble
Paying Agent	Section 2.8(a)
Paying Agent Agreement	Section 2.8(a)
Payor	Section 2.8(f)
Permits	Section 3.19
Principal Company Shareholders	Preamble
Prohibited Payment	Section 3.22(a)
Proxy Statement	Section 7.3(a)
R&D Sponsor	Section 3.15(i)
Related Party	Section 3.26
Representatives	Section 1.1
Requisite Shareholder Approval	Section 3.3(b)
Section 102 Plan	Section 3.16(ee)
Section 14 Arrangement	Section 3.18(a)
Subsidiary Securities	Section 3.7(d)
Surviving Company	Section 2.1
Tax Returns	Section 3.16(a)
Termination Fee	Section 9.3(b)
Trademarks	Section 1.1
Uncertificated Shares	Section 2.8(c)

Term	Section Reference
Underwater Option	Section 2.7(c)(i)
Valid Certificate	Section 2.8(f)
Voting Agreement	Preamble
WARN	Section 3.18(c)
Works of Authorship	Section 1.1
Withholding Drop Date	Section 2.8(f)
Withholding Tax Ruling	Section 7.9(a)(i)

Section 1.3          Certain Interpretations.

(a)          Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b)          Unless otherwise indicated, the words “include”, “includes” and “including”, when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c)          The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d)          Unless otherwise indicated or the context otherwise requires, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

(e)          Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f)          Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

(g)          When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(h)          The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

Section 2.1          The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger).  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company (the “Surviving Company”) and shall (a) become a wholly owned direct Subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 2.2          The Closing.  Unless this Agreement shall have been terminated in accordance with Article IX, the closing of the Merger (the “Closing”) will occur at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Rd., Ramat Gan 52506, Israel, at 10:00 a.m. (local time) not later than on the second (2nd) Business Day following the date on which each of the conditions set forth in Article VIII is satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), or at such other time, date and location as the parties hereto shall mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 2.3          Effective Time.  As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice (the “Merger Notice”) of the contemplated Merger and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law (the “Certificate of Merger”) after notice that all Closing conditions have been met (other than the issuance of the Certificate of Merger) is served to the Companies Registrar, which the parties shall deliver on the Closing Date.  The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties hereto that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date, as a condition to Closing. The time at which the Merger becomes effective is referred to herein as the “Effective Time”.

Section 2.4          Effect of the Merger.  The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (i) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (iii) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, and (iv) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 2.5          Memorandum and Articles of Association.

(a)           At the Effective Time, the Articles of Association of Merger Sub, as in effect immediately prior to the Effective Time and attached hereto as Schedule 2.5, shall be the Articles of Association of the Surviving Company, until duly amended as provided therein, herein and by applicable Law.

(b)           Unless otherwise determined by Parent prior to the Effective Time, the memorandum of association of the Company, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Company until thereafter amended as provided therein or by applicable Law.

Section 2.6          Directors and Officers.

(a)           Directors.  The parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

(b)          Officers.  At the Effective Time, the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 2.7          Effects on Share Capital.

(a)           Share Capital.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i)          Conversion of Company Shares.  Each Ordinary Share, par value ten Israeli Shekels (NIS 10.0) per share, of the Company (collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time, other than Company Shares canceled pursuant to Section 2.7(a)(ii), shall automatically be converted into and represent the right to receive $3.40 (three U.S. Dollars and forty cents) in cash (the “Merger Consideration”), without interest and less applicable Taxes required to be withheld if any, upon the surrender of the certificate representing such Company Share (or receipt of an “agent’s message” or other acceptable evidence of transfer if such Company Share is uncertificated) in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10). The amount of cash each Effective Time Holder is entitled to receive shall be rounded to the nearest cent, and computed after aggregating all cash amounts for all Company Shares held by such Effective Time Holder.

(ii)          Parent-Owned Shares and Shares Held in Treasury.  Each Company Share held in the treasury of the Company or owned by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time, if any, shall be canceled and retired without any conversion or consideration paid in respect thereof and shall cease to exist.

(iii)          Share Capital of Merger Sub.  Each Ordinary Share of no par value of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into one validly issued, fully paid and nonassessable Ordinary Share of no par value of the Surviving Company and such Ordinary Shares shall constitute the only outstanding share capital of the Surviving Company.  Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

(b)          Adjustment to the Merger Consideration.  The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action.

(c)          Company Options.

(i)          At the Effective Time, each Company Option that is outstanding, vested and unexercised immediately prior to the Effective Time shall be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Company Share for such Company Option multiplied by (ii) the total number of shares underlying such Company Option (the “Option Consideration”), less applicable Taxes required to be withheld with respect to such payment, if any. At the Effective Time, each Company Option that is outstanding and unvested immediately prior to the Effective Time, shall be canceled and replaced by the right of each holder of unvested Company Options to receive a cash bonus from the Surviving Company or its applicable Subsidiary employing the holder thereof  (the “Cash Bonus”) payable upon each date at which any unvested Company Options held by or on behalf of such holder, would have vested according to the vesting schedule of such holder, the amount of which shall equal the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Company Share for such vested Company Option multiplied by (ii) the total number of shares underlying the number of Company Options which would have vested on such date, subject in each case, to such holder’s continued engagement by the Surviving Company or its applicable Subsidiary on the date at which the Cash Bonus is due to be paid. From and after the Effective Date all Company Options shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Company Options shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Option Consideration or Cash Bonus, as applicable payable according to the terms hereunder.  If the exercise price per Company Share for any Company Option is equal to or greater than the Merger Consideration (an “Underwater Option”), such Underwater Option shall be canceled without payment of the Option Consideration and no Cash Bonus shall be due in respect thereof.

(ii)          Prior to the Effective Time, the Company shall take all action that may be reasonably necessary (under the Company Option Plans and otherwise, including providing Company Optionholders with notice of their rights with respect to any such Company Options as provided herein and/or obtaining such Company Optionholders’ consents, to the extent required, and including providing the holders of Underwater Options notice of their right to exercise their Underwater Options in accordance with the Company Option Plans) to effectuate the provisions of this Section 2.7(c) and to ensure that, from and after the Effective Time, Company Optionholders have no rights with respect thereto other than those specifically provided in this Section 2.7(c).

(iii)          The amount of cash each Company Optionholder is entitled to receive for the Company Options held by such holder shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Options held by such holder.

(iv)          As of the Effective Time, the Company Option Plans shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or any of its Subsidiaries shall be cancelled.

Section 2.8          Payment Procedures.

(a)          Paying Agent.   Prior to the Effective Time (but in no event later than three (3) Business Days prior to the Closing Date), Parent (i) shall select a bank or trust company reasonably acceptable to the Company to act as the paying agent for the Merger (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in form satisfactory to Parent (the “Paying Agent Agreement”); and (ii) may select an information agent reasonably acceptable to the Company (the “Information Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and, in connection therewith, shall enter into an agreement with the Information Agent in a form satisfactory to Parent.

(b)          Exchange Fund.  At the Closing, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (including Company Shares issued upon exercise of Company 102 Options that are held by the 102 Trustee (“Company 102 Shares”)) at the Closing, pursuant to the provisions of this Article II, an amount of cash equal to the aggregate consideration to which such holders of Company Shares become entitled under this Article II (such cash amount being referred to herein as the “Exchange Fund”).  The Exchange Fund shall be invested by the Paying Agent, as directed by Parent or the Surviving Company. Any interest and other income resulting from such investments shall be paid to Parent.  To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by Section 2.7(a)(i), Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments contemplated by Section 2.7(a)(i). The receipt of the Exchange Fund by the Paying Agent shall be deemed sufficient to discharge of the Parent’s obligation to pay the amount of cash in question, and the Parent shall have no responsibility or liability, under any circumstances, for the allocation thereof among the Company Shareholders, other than as may be set forth in the agreement with the Paying Agent described in Section 2.8(a).

(c)          Payment Procedures with respect to Company Shares.  Promptly following the Effective Time, Parent and the Surviving Company shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares and (ii) uncertificated Company Shares (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(i) (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent) (the “Letter of Transmittal”), (B) a declaration in which the beneficial owner of Company Shares (other than Company 102 Shares) provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained), the Code, or any provision of state, local, Israeli or foreign Law, and/or (C) instructions (including instructions from the Paying Agent) for use in effecting the exchange of the Certificates and Uncertificated Shares for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II.  Upon surrender of Certificates (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with the Letter of Transmittal and the declaration for Tax withholding purposes (and such other documents as may reasonably be required by the Paying Agent), duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less applicable Tax required to be withheld in respect thereof under Tax Law and subject to the terms of the Withholding Tax Ruling, if obtained), and the Certificates so surrendered shall forthwith be canceled.  Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, together with the Letter of Transmittal and the declaration for Tax withholding purposes (and such other documents as may reasonably be required by the Paying Agent), duly completed and validly executed in accordance with the instructions thereto, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable Tax required to be withheld in respect thereof under Tax Law and subject to the terms of the Withholding Tax Ruling, if obtained), and the transferred Uncertificated Shares so exchanged shall forthwith be canceled.  The Paying Agent shall accept such Certificates and “agent’s message” upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.  No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Merger Consideration payable upon the exchange of such Certificates and Uncertificated Shares pursuant to this Section 2.8.  Until so exchanged, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time, to evidence only the right to receive the Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II. No Effective Time Holder shall be entitled to receive any amount held by the Paying Agent, unless such holder has complied with the applicable provisions of this Section 2.8(c). Payments and deliveries to be made under this Agreement shall be made in US dollars by check or wire transfer of immediately available funds to such address or bank accounts as shall be set forth in the Letter of Transmittal. Notwithstanding anything to the contrary in this Section 2.8(c), any Merger Consideration payable in respect of Company 102 Shares shall be transferred by the Paying Agent, in accordance with the terms of this Section 2.8(c) (including the requirement to surrender the Certificates and Letter of Transmittal by the 102 Trustee with respect to such Company 102 Shares), to the 102 Trustee, for the benefit of the beneficial owners thereof, and be released by the 102 Trustee to the beneficial holders of such Company 102 Shares, in accordance with the requirements of Section 102 of the Ordinance.

(d)          Payment Procedures With Respect to Company Options.

(i)          At or as soon as practicable following the Effective Time on the Closing Date, Parent shall transfer the aggregate Option Consideration with respect to Company Options subject to Section 102 of the Ordinance (the “Company 102 Options”), to the 102 Trustee, on behalf of holders of Company 102 Options, in accordance with Section 102 of the Ordinance (the “102 Amounts”).  The 102 Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Ordinance.

(ii)          At or as soon as practicable following the Effective Time on the Closing Date, Parent shall promptly deposit the Option Consideration payable in respect of Company Options (other than Company 102 Options) pursuant to Section 2.7 with the Company or the applicable employing Subsidiary of the holder thereof, at one or more accounts designated by the Company prior to Closing for the benefit of the holders of such Company Options.

(e)          Transfers of Ownership.  In the event that a transfer of ownership of Company Shares is not registered in the shareholder register of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares exchanged therefor are registered in the shareholder register of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Shares so exchanged is registered in the shareholder register of the Company only if such Certificate is, or Uncertificated Shares are, properly endorsed (in the case of a Certificate) and otherwise in proper form for exchange and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer taxes have been paid or are otherwise not payable.

(f)          Required Withholding.  Notwithstanding anything to the contrary hereunder, Parent, its Subsidiaries, the Company, its Subsidiaries, the Surviving Company, the 102 Trustee, the Paying Agent (each a “Payor”) shall be entitled to deduct and withhold from any payment made pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 2.7(c) (Company Options) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Withholding Tax Ruling, a Valid Certificate (as defined below), the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), the Ordinance, or under any applicable provision of state, local, Israeli or foreign Tax Law; provided, however, that with respect to withholding of Israeli Tax, any payment made pursuant to this Agreement to any holder of Company Shares shall be retained by Payor for the benefit of each such holder of Company Shares for a period of one hundred and eighty (180) days from the applicable payment date or an earlier date required in writing by such holder of Company Shares or by the ITA (the "Withholding Drop Date") (during which time Payor shall not make any payments to any holder of Company Shares and shall not withhold any amounts of Israeli Taxes from such payments payable pursuant to this Agreement, except as provided below), and during which time each holder of Company Shares may obtain a valid withholding certificate or ruling issued by the ITA regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Article II to Parent’s reasonable satisfaction (such certificate, a “Valid Certificate”). In the event any holder of Company Shares provides the Payor with a Valid Certificate prior to the Withholding Drop Date then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration payable to such holder of Company Shares shall be made only in accordance with the provisions of such Valid Certificate, and the balance of the payment that is not withheld shall be paid to such holder of Company Shares. If any holder of Company Shares (i) does not provide Payor with a Valid Certificate prior to the Withholding Drop Date, or (ii) submits a written request with Payor to release his, her or its portion of the payment prior to the Withholding Drop Date, then the amount to be withheld from such portion of the holder of Company Shares in the applicable payment shall be calculated according to the applicable withholding rate as reasonably determined by Parent, which amount shall be increased by the interest plus linkage differences as defined in Section 159A of the Ordinance for the time period between the fifteenth (15th) calendar day of the month following the month during which the Closing Date occurs and the time the relevant payment is made, and calculated in NIS based on the higher of (A) the U.S. dollars to NIS exchange rate at the Closing Date and (B) the U.S. dollars to NIS exchange rate at the time the relevant payment is made. For such purpose the Withholding Tax Ruling will be considered a Valid Certificate, provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented to join such applicable ruling. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If a Payor so deducts or withholds amounts and pays them to the appropriate Governmental Authority, the Payor shall furnish the holder of record of Company Shares or Company Options with respect to whom such amounts so deducted or withheld with documents evidencing such deduction or withholding.

(g)          No Liability.  Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, Merger Sub, the Surviving Company or any other party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Uncertificated Share has not been surrendered before the expiration of two (2) years after the Effective Time (or immediately before such earlier date on which the Exchange Fund would otherwise escheat to or become the property of any Governmental Authority), any such shares, cash, dividends or distributions in respect of such Certificate or Uncertificated Share shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(h)          Distribution of Exchange Fund to Parent.  Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore exchanged their Certificates or Uncertificated Shares representing such Company Shares for exchange pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the Merger Consideration, without interest, payable in respect of the Company Shares represented by such Certificates or Uncertificated Shares solely to Parent, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II.

Section 2.9          No Further Ownership Rights in Company Shares.          From and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Shares theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8.  The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares.  From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article II.

Section 2.10          Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and agreeing to indemnify and hold harmless Parent from and against any losses in connection therewith (such affidavit to be in a form attached to the Letter of Transmittal).

Section 2.11          No Interest. No interest shall accumulate on any amount payable in connection with the Merger.

Section 2.12          Necessary Further Actions.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Company are fully authorized in the name and on behalf of the Company and the Company Shareholders to take all such lawful and necessary action.

Article III

 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) set forth in the disclosure letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) or (b) disclosed in the SEC Documents (excluding any disclosures contained under the heading “Risk Factors” that are not historical facts and any disclosure of risks included in any general “forward-looking statements” disclaimer or other statements that are not historical facts to the extent that they are general, cautionary, predictive or forward-looking in nature), to the extent that that such disclosures are reasonably apparent from the actual text of any such SEC Document, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1          Organization; Good Standing.  The Company is a corporation duly organized and validly existing under the laws of the State of Israel, and has the requisite corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to conduct its business as it is presently being conducted and to own, lease, operate or otherwise hold its properties and assets.  The Company is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing has not had and is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has delivered or made available to Parent a complete and correct copy of the articles of association, as amended to date, of the Company and a complete and correct copy of the memorandum of association, as amended to date, of the Company (the “Charter Documents”) and the Company is not in default in the performance, observation or fulfillment of such documents. The shareholder register and the minute books of the Company, all of which have been made available to Parent before the date hereof, are true and complete.  At the Closing, all such books will be in the possession of the Company.

Section 3.2          Corporate Power; Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, to perform its covenants and obligations hereunder and, subject to obtaining the Requisite Shareholder Approval, to consummate the transactions contemplated hereby and thereby.  The execution and delivery by the Company of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement or any of Ancillary Agreement to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder or the consummation of the transactions contemplated hereby and thereby, other than obtaining the Requisite Shareholder Approval for the consummation of transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company, and at or before the Closing the Company will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after such execution and delivery constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

Section 3.3          Board and Shareholders Actions.

(a)          At a meeting duly called and held prior to the execution of this Agreement in compliance with the requirements of ICL and the Charter Documents, the Company Board has (i) determined that this Agreement, the Ancillary Agreements, the Merger and the other transactions contemplated hereby and thereby are fair to, and in the best interests of, the Company and the Company Shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Ancillary Agreements, the Merger and the other transactions contemplated hereby and thereby, (iii) subject to the provisions of this Agreement, resolved to recommend that the Company’s shareholders vote for the approval of this Agreement, the Merger and the other transactions contemplated hereby, and (iv) made all other affirmative determinations required to be made by the Company in connection with this Agreement, the Ancillary Agreements and the Merger under the ICL and any other applicable Law.  The audit committee of the Company Board has approved this Agreement and the Merger and the other transactions contemplated hereby, prior to the aforesaid approval of the Company Board.

(b)          The only vote of holders of Company Shares necessary to approve and adopt this Agreement and the Merger pursuant to the ICL and the Company Charter is the approval of this Agreement and the Merger by holders of a majority of the voting power represented at a general meeting of the Company Shareholders in person or by proxy and voting thereon (excluding abstentions and broker non-votes) (the “Requisite Shareholder Approval”).

Section 3.4          Non-Contravention.  The execution and delivery by the Company of this Agreement or any of the Ancillary Agreements to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (A) (i) contravene, violate or conflict with or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, (ii) result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration or to a right to challenge the transactions contemplated hereunder under (iii), result in a loss of a material benefit under, (iv) give rise to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, (a) the Charter Documents of the Company or the charter, bylaws or other constituent documents of any of the Company’s Subsidiaries, (b) subject to obtaining such Approvals set forth in Section 3.4 of the Company Disclosure Letter, any Contract, or (c) assuming the Approvals referred to in Section 3.4 of the Company Disclosure Letter are obtained or made and subject to obtaining the Requisite Shareholder Approval, any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound, or (B) result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries.

Section 3.5          Required Governmental Approvals.  No consent, approval, Order or authorization of, or filing or registration with, or expiration or termination of any waiting period required by, or notification to (any of the foregoing being referred to herein as an “Approval”), any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution or delivery by the Company of this Agreement or any Ancillary Agreement, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby, other than (a) the IIA Notice, (b) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (c) the filings and other Approvals as may be required under the Exchange Act or Israeli Securities Law identified in this Agreement or in Section 3.5 of the Company Disclosure Letter, (d) the filings and other Approvals as may be required under the rules and regulations of NASD identified in this Agreement or in Section 3.5 of the Company Disclosure Letter, and (e) the proxy statement filled by the Company to the SEC under cover of Form 6-K with respect to the Company Shareholders Meeting (as defined below).

Section 3.6          Company Capitalization.

(a)          The registered (authorized) share capital of the Company consists of NIS 120,000,000 divided into 12,000,000 Company Shares, NIS 10.00 par value per share.  At the close of business on February 9, 2018 (the “Capitalization Date”), (i) 9,399,635 Company Shares were issued and outstanding, (ii) no Company Shares were held by the Company in its treasury, and (iii) there were outstanding Company Options to purchase 402,500 Company Shares, and 168,000Company Shares reserved for future grants under the Company Option Plans.   Except as set forth above, at the close of business on February 9, 2018, no shares of or other voting securities of the Company were issued, reserved for issuance or outstanding.  All outstanding Company Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive rights, subscription right or any similar right under any provision of Law (including the ICL), the Charter Documents or any Contract to which the Company is otherwise bound.  Since the Capitalization Date, the Company has not (x) issued any Company Shares or Company Options or other securities or rights to acquire Company Shares or other rights that give the holder thereof any economic benefit accruing to the holders of any Company Shares, other than pursuant to the exercise of Company Options or (y) granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options.

(b)          Section 3.6(b) of the Company Disclosure Letter lists with respect to each outstanding Company Option, the Company Option Plan under which such Company Option was issued, whether such Company Option is currently intended to qualify as a nonqualified stock option or incentive stock option pursuant to the Code, or otherwise, the name of the holder thereof, the residence of such holder, the grant date, expiration date, the number of Company Shares issuable thereunder, the exercise price, the vesting schedule thereof (including any acceleration terms), whether each such Company Option was granted and is subject to Tax pursuant to Section 3(i) of the Ordinance or Section 102 of the Ordinance and the applicable sub-section of Section 102 of the Ordinance, and for Company Options subject to Section 102(b)(2) or Section 102(b)(3) of the Ordinance the date of deposit of such Company Option with the 102 Trustee. The Company Option Plans (including all amendments) have been duly approved by the Company Board.  The Company has made available to Parent complete and accurate copies of all (x) Company Option Plans, and (y) forms of share option agreements evidencing Company Options. Except as set forth in this Section 3.6, there are (i) no outstanding shares of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of the Company and Company Options, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities.  Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except in connection with the repurchase or acquisition of Company Shares pursuant to the terms of Company Option Plans.

(c)          Except as set forth in Section 3.6 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any securities of the Company or any of its Subsidiaries.

Section 3.7          Subsidiaries.

(a)          Section 3.7(a) of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization, capitalization, schedule of current shareholders of and the individuals who comprise the board of directors or comparable body of each Subsidiary of the Company.

(b)          Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (to the extent either such concept is recognized under applicable Law).  Each of the Company’s Subsidiaries has the requisite corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to carry on its respective business as it is presently being conducted and to own, lease or operate or otherwise hold its respective properties and assets.  Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent either such concept is recognized under applicable Law), except where the failure to be so qualified or in good standing has not had nor is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          All of the outstanding share capital of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares or other equity or voting interest) that would prevent the operation by the Surviving Company of such Subsidiary’s business as presently conducted.

(d)          Except as set forth on Section 3.7(c) of the Company Disclosure Letter, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any share capital of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the share capital of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”), or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any shares of any Subsidiary of the Company.  Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

(e)          The Company has made available to Parent true and complete copies of the charter and organizational documents of each of its Subsidiary, in each case as amended through the date of this Agreement, and none of such Subsidiaries is in default in the performance, observation or fulfillment of such documents.  The share certificate and shareholder register and the minute books of each of Company’s Subsidiaries, all of which have been made available to Parent before the date hereof, are true and complete.  At the Closing, all such books will be in the possession of the applicable Subsidiary.

(f)          Section 3.7(f) of the Company Disclosure Letter sets forth a true and complete list of all share capital, membership interests, partnership interests, Joint Venture Interests and other equity interests in any Person (other than a Subsidiary of the Company) owned, directly or indirectly, by the Company or any Subsidiary of the Company.  The term “Joint Venture Interests” means interests in any corporation or other entity (including partnership, limited liability company and other business association) that is not a Subsidiary of the Company and in which the Company or one or more of its Subsidiaries owns an equity interest (other than equity interests held for passive investment purposes which are less than 5% of any class of the outstanding voting securities or other equity of any such entity).

(g)          The Company’s wholly owned Israeli subsidiary, Panoptes Ltd. (“Panoptes”), is inactive since December 31, 2006, and has since had no operations, nor Contracts with or other than as set forth in Section 3.7(g) of the Company Disclosure Letter, Liabilities to any third parties and currently does not have any outstanding Liabilities whatsoever.

Section 3.8          Company Reports.

(a)          Since January 1, 2014, the Company has timely filed all forms, reports and documents with the SEC that have been required to be filed by it under applicable Laws prior to the date hereof (all such forms, reports and documents, together with all documents filed or furnished on a voluntary basis and all exhibits and schedules thereto, the “Company Reports”).  As of its date of filing or furnishing  (or, if amended or superseded prior to the date of this Agreement, on the date of such amended or superseded filing or submission), (a) each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and/or the Sarbanes-Oxley Act, as the case may be, each as in effect on the date such Company Report was filed or furnished, and (b) each Company Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC or the ISA.  No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company Report, except as disclosed in certifications filed with the Company Reports. To the Knowledge of the Company, none of the Company Reports is the subject of ongoing SEC review or investigation.

(b)          The Company is a “foreign private issuer” as such term is defined under the Exchange Act and, following the Closing, will be eligible to rely on Rules 12g-4(a)(1) and 12h-3(b)(1)(i) under the Exchange Act to terminate its obligation to file or furnish reports under the Exchange Act.

Section 3.9          Company Financial Statements.

(a)          The consolidated financial statements of the Company and its Subsidiaries included in the Company Reports filed with, or furnished to, the SEC (the “Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Financial Statements (i) have been prepared based on the books and records of the Company and the Company’s Subsidiaries in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted), (ii) are complete and correct in all material respects, and (iii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments). The books and records of the Company and its Subsidiaries, all of which have been made available to Parent before the date hereof, are true and complete, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described. At the Closing, all such books and records will be in the possession of the Company or the applicable Subsidiary of the Company. No financial statements of any Person other than the Company and the Company’s Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.

(b)          The Company and its Subsidiaries maintain disclosure controls and procedures (as such terms are defined in Rule 13a-15 under the Exchange Act) that satisfy the requirements of Rule 13a-15 under the Exchange Act.  Such disclosure controls and procedures are effective to provide reasonable assurance that all information concerning the Company (including its Subsidiaries) that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated on a timely basis to the individuals responsible for the preparation of the Company Reports filed with, or furnished to, the SEC.

(c)          The Company maintains a system of internal accounting controls (as such term is defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and preparation of financial statements for external purposes in accordance with GAAP, including those policies and procedures that provide reasonable assurance that: (i) receipts and expenditures are made in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d)          Since January 1, 2013, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information of the Company and its Subsidiaries on a consolidated basis and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company and its Subsidiaries’ internal controls. The Company has made available to Parent a summary of any such disclosure made by the Company’s principal executive officer and its principal financial officer to the Company’s auditors and audit committee of the Company Board.  The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company Reports filed with the SEC, and the statements contained in such certifications are complete and correct. The management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and Rule 13a-15(c) under the Exchange Act for the year ended December 31, 2016, and such assessment concluded that such controls were effective. To the Knowledge of the Company, there are no facts or circumstances that would or would be reasonably expected to prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(e)          No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the Company’s chief legal counsel or chief executive officer evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act.  The Company has made available to Parent copies of all material written correspondence sent to or received from the SEC by the Company or any of its Subsidiaries or their respective counsel or accountants since January 1, 2013.  As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company Reports filed with the SEC.  There are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or to the Knowledge of the Company threatened, in each case regarding any accounting practice of the Company.  The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable eligibility requirements of FINRA for quotation on the OTC Bulletin Board and with the corporate governance and other requirements of the ICL. Except as permitted by the Exchange Act, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, renewed, arranged, modified (in any material way) or forgiven personal loans to any executive officer or director of the Company.

(f)          Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, auditor or accountant of the Company or any of its Subsidiaries has received or otherwise has or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective disclosure controls and procedures or internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(g)          Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Company’s Subsidiary’s published financial statements or any Company Reports filed with or furnished to the SEC.

Section 3.10       No Undisclosed Liabilities.  Except as set forth in Section 3.10 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any accrued, contingent or other liabilities or obligations (whether or not such liabilities or obligations are of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or in the notes thereto), other than (a) Liabilities reflected or otherwise reserved against in the Company Balance Sheet or in the consolidated financial statements and notes thereto of the Company and its Subsidiaries included in the Company Reports filed prior to the date of this Agreement, (b) Liabilities arising under this Agreement or incurred in connection with the transactions contemplated by this Agreement, and (c) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice.

Section 3.11        Absence of Certain Changes.  Since the Company Balance Sheet Date through the date hereof (a) except for actions taken or not taken in connection with the transactions contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, (b) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of or require a consent under Section 5.1 (Interim Conduct of Business), (c) neither the Company nor any of its Subsidiaries has waived the benefits of, provided any consent under, permitted any noncompliance with, failed to enforce, or agreed to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party, (d) no confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party, or any covenant or other provision contained therein, has or will be terminated in accordance with its terms as a result of the execution and delivery hereof or of any Ancillary Agreement, and (e) there has not been or occurred, and no circumstances have existed or exist that constitute or could reasonably be expected to result in, any Company Material Adverse Effect.

Section 3.12        Material Contracts.

(a)            For all purposes of and under this Agreement, a “Material Contract” shall mean a Contract of the Company related to the following:

(i)          any “material contract” listed as an exhibit to the Company’s annual report on Form 20-F for the year ending December 31, 2016;

(ii)          any Contract with a natural person either as an employee or an independent contractor (in each case, under which the Company of any of its Subsidiaries has continuing obligations as of the date hereof) that carries an aggregate annual base salary in excess of $50,000 (excluding Contracts for “at-will” relationships or that are terminable by the Company or the applicable Subsidiary at its discretion, by notice of not more than 60 days for a cost of less than $10,000;

(iii)         any severance, termination, golden parachute, change-of-control or similar agreement with any current or former director, officer or employee of the Company or any of its Subsidiaries;

(iv)        any Contract or plan, including any Share Option Plan, share appreciation rights plan or share purchase plan, or any plan providing similar equity awards, entered into by the Company or any of its Subsidiaries, for which any benefits shall be increased, or for which the vesting of benefits shall be accelerated, by the occurrence of any of the transactions contemplated under this Agreement (either alone or upon the occurrence of additional or subsequent events), or for which the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated under this Agreement (either alone or upon the occurrence of additional or subsequent events);

(v)         any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any of the Company’s or any of its Subsidiaries’ share capital or other securities or any options, warrants or other rights to purchase or otherwise acquire any of the Company’s or any of its Subsidiaries’ shares, other securities or options, warrants or other rights therefor, except for those Contracts conforming to the standard Contract under a Company Option Plan;

(vi)        any collective bargaining agreement or other Contract with any labor organization, council, union or association;

(vii)       any Contract with (A) any Related Party of the Company or any of its Subsidiaries, (B) any current or former officer or director of the Company or any of their immediate family members, any of its Subsidiaries or any Related Party of the Company or any of its Subsidiaries, (C) any “controlling shareholder” of the Company (as defined in the ICL), or (D) any Person with whom it does not deal at arm’s length;

(viii)      any customer, client, sales representative, distributor, agent, manufacturer or supply Contract that involves consideration in fiscal year 2016 in excess of $30,000 or that is reasonably likely to involve consideration in fiscal year 2017 or fiscal year 2018 in excess of $30,000;

(ix)         any Contract concerning or related to Governmental Grants from the IIA or any other Governmental Authority;

(x)          any Contract with a Governmental Authority;

(xi)         any Contract to which the Company or any of its Subsidiaries is a party that contains any covenant by the Company or any of its Subsidiaries to not compete or engage in any line of business or to not engage in its business in any geographic location, or other Contract restricting the development, manufacture, marketing or distribution of the products and services of the Company or any of its Subsidiaries (or, after the Merger, of Parent or any of its Affiliates), including any Contract with any Person granting such Person the exclusive right in any territory to sell or distribute any product, or other Contract providing “most favored nations” or other preferential pricing or other terms for products or otherwise having or reasonably expected to have an adverse effect on the right of the Company and the Company’s Subsidiaries to sell, distribute or manufacture any products or Company Intellectual Property Rights or to purchase or otherwise obtain any Software, components, parts or sub-assemblies;

(xii)        any Contract (A) relating to the disposition, acquisition or lease (directly or indirectly) by the Company or any of its Subsidiaries of a material amount of assets other than in the ordinary course of business consistent with past practice, (B) pursuant to which the Company or any of its Subsidiaries will acquire or has acquired any material interest in any other Person or other business enterprise, or (C) for the acquisition or disposition of any business and such Contract contains any profit sharing arrangements or “earn-out” arrangements, indemnification obligations or other contingent payment obligations;

(xiii)       any Contract (including any so called take-or-pay or keepwell agreements) under which the Company or any of its Subsidiaries has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any other Person (in each case other than endorsements for the purpose of collection in the ordinary course of business consistent with past practice);

(xiv)       any Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries and other than extensions of trade credit in the ordinary course of business consistent with past practice);

(xv)        any Contract providing for indemnification by the Company or any of its Subsidiaries of any Person or any guarantee, with respect to liabilities relating to any current or former business of the Company, any of its Subsidiaries or any predecessor Person;

(xvi)       a standstill or similar Contract;

(xvii)      any Contract (including a purchase order), involving payment by the Company or any of its Subsidiaries of more than $25,000;

(xviii)    any Contract with (i) a customer that, in the twelve months prior to the date of this Agreement, was one of the twenty (20) largest sources of revenues for the Company and the Company’s Subsidiaries, based on amounts paid or payable or (ii) a supplier that, in the twelve months prior to the date of this Agreement, was one of the twenty (20) largest suppliers of products and/or services to the Company and the Company’s Subsidiaries, based on amounts paid or payable;

(xix)       any Contract granting any Person a right of first refusal or first negotiation;

(xx)        any Contract that contains a license in respect of Intellectual Property (except for (A) licenses of commercially available, off-the-shelf, click-wrap or shrink-wrap software and (B) licenses granted by the Company or any of its Subsidiaries in the ordinary course of business);

(xxi)       any Contract that relates to the formation, creation, operation, management or control of any legal partnership or any joint venture entity or any Contract involving a sharing of revenues, profits, losses, costs, or liabilities by the Company or any of its Subsidiaries with any other Person or that pursuant to which the Company has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person or any material Contract involving the sharing of revenues, profits or losses by the Company or any of its Subsidiaries with any unaffiliated third party;

(xxii)      any Contract that involves or relates to indebtedness for borrowed money or under which the Company or any of its Subsidiaries has issued any note, bond, debenture or other evidence of Indebtedness to, any Person (other than the Company or any of its Subsidiaries) or any other note, bond, debenture or other evidence of Indebtedness of the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) outside the ordinary course of business consistent with past practice;

(xxiii)     any Contract with any investment banker, broker, adviser or similar party retained by it in connection with this Agreement and the Transactions;

(xxiv)     any Contract relating to (i) Leased Real Property and (ii) existing Leases granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, now or in the future, any material portion of the Leased Real Property; and

(xxv)      any Contract, or group of related Contracts with a Person (or group of affiliated Persons), the termination or breach of which would or would reasonably be expected to have a Company Material Adverse Effect and is not disclosed pursuant to clauses (i) through (xxiii) above.

(b)          Section 3.12(b) of the Company Disclosure Letter contains a complete and accurate list of all Material Contracts (other than any Material Contract contemplated by clause (i) of the definition thereof) to which the Company or any of its Subsidiaries is, or any of their assets or businesses are, bound (and any amendments, supplements and modifications thereto).  As of the date hereof, true and complete copies of all Material Contracts have been (i) publicly filed with the SEC or (ii) made available to Parent.

(c)          Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, enforceable against the Company or each such Subsidiary of the Company party thereto, as the case may be, in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (ii) is subject to general principles of equity, and neither the Company nor any of its Subsidiaries that is a party thereto, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no circumstances exist and no event has occurred that with notice or lapse of time or both would or would be reasonably expected to constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto or are reasonably expected to contravene, conflict with, or result or give the Company or any of its Subsidiaries or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Material Contract. Except as set forth on Section 3.12(c) of the Company Disclosure Letter, there is no Material Contract that is not in written form. None of the Company and the Company’s Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Material Contract by the Company or applicable Subsidiary which notice has not been rescinded, retracted or otherwise withdrawn. Except as set forth on Section 3.12(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has provided any written notice of violation or any written notice of the intention of any party to terminate any Material Contract. None of the execution, delivery, or performance of this Agreement or of any other Ancillary Agreements, nor the consummation of the Merger or the other transactions contemplated hereby and thereby, shall (i) constitute a default under or give rise to rights to any party under any of the Material Contracts or (ii) create obligations of, or alter obligations of, the Company, any of its Subsidiaries, Parent, Merger Sub or the Surviving Company in addition to those obligations of the Company or any of its Subsidiaries in effect on the date of this Agreement.  As of the date hereof, there are no renegotiations of, attempts to renegotiate or outstanding contractual rights to renegotiate any material amounts paid or payable to the Company or any of its Subsidiaries under any Material Contract with any Person and no such Person has made demand for such renegotiation.

Section 3.13        Real Property.

(a)          Neither the Company nor any of its Subsidiaries owns any real property.

(b)          The Company has made available to Parent a complete and accurate copy of all of the existing leases, subleases or other agreements (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property”) (including all modifications, amendments, supplements, waivers and side letters thereto).  The Company and/or its Subsidiaries have and own valid leasehold interests in the Leased Real Property, free and clear of all Liens other than Permitted Liens. The Company Leased Real Property constitutes all interests in real property used, occupied or held for use in connection with the business of the Company and the Company’s Subsidiaries and which are necessary for the continued operation of the business of the Company and the Company’s Subsidiaries as the business is currently conducted and as currently proposed to be conducted.  All of the Leased Real Property and buildings, fixtures and improvements thereon (i) are in good operating condition (subject to normal wear and tear) and (ii) are suitable, sufficient and appropriate in all material respects for their current and contemplated uses.  None of the improvements located on the Leased Real Property constitute a legal non-conforming use or otherwise requires any special dispensation, variance or special permit under any Laws which has not been obtained.

(c)          The occupancies and uses of the Leased Real Property, as well as the development, construction, management, maintenance, servicing and operation of the Leased Real Property, comply in all material respects with all Laws and are not in violation of any thereof; and all certificates of occupancy and all other Permits required by Law for the proper use and operation of the Leased Real Property are in full force and effect.

(d)          There is no outstanding Tax, levy or charge of any kind whatsoever in respect of the Leased Real Property or in connection with the Company’s or any of its Subsidiaries’ use or right in such Leased Real Property, and neither the Company nor any of its Subsidiaries is under any obligation to pay such Taxes, levies or charges to any third party, including any Governmental Authority or the Israeli Land Administration.

Section 3.14        Personal Property. Except as set forth in Section 3.14 of the Company Disclosure Letter, the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, tangible personal properties and assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens other than Permitted Liens.

Section 3.15        Intellectual Property.

(a)          Section 3.15(a) of the Company Disclosure Letter lists all (A) Patents that are owned, solely or jointly, by the Company or any of its Subsidiaries; (B) Trademarks owned by the Company or any of its Subsidiaries that are the subject of a registration or a pending application for registration (for the avoidance of doubt, excluding Internet domain names); and (C) registered Copyrights and pending applications for registration of any Copyrights owned or filed by the Company or any of its Subsidiaries (collectively, the “Company Registered Intellectual Property”). Each of the Company and its Subsidiaries has taken all steps necessary to maintain registrations of the Company Registered Intellectual Property, including by payment when due of all maintenance fees and annuities and the filing of all necessary renewals, statements and certifications. Section 3.15(a) of the Company Disclosure Letter lists the jurisdictions in which each such Company Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed. The Company Registered Intellectual Property is valid, subsisting and enforceable and is not subject to any outstanding Legal Proceeding, order, judgment or decree adversely affecting the Company’s or its Subsidiaries’ use thereof or rights thereto.  Section 3.15(a) of the Company Disclosure Letter identifies for each item of Company Intellectual Property Rights any filings or other actions that may be necessary during the 180-day period commencing on the Closing Date in order to maintain the validity and enforceability of the registrations and applications for registration of such item of Company Intellectual Property Rights, including without limitation the schedule of any maintenance fees or actions falling due within such period.

(b)          The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material Trade Secrets that are owned by the Company or any of its Subsidiaries or any other non-public, proprietary information material to the businesses of the Company or any of its Subsidiaries and the confidentiality of all Trade Secrets and any other confidential information of any third party provided to the Company or any of its Subsidiaries.  To the Knowledge of the Company, such Trade Secrets and information have not been disclosed to any Person except pursuant to written non-disclosure agreements. To the Company’s Knowledge, no employee, contractor or agent of the Company or any of its Subsidiaries or any other Person is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, ownership, development, use or transfer of Company Intellectual Property Rights or Company Technology or any other Intellectual Property or Technology. No rights in any Company Intellectual Property Rights, Company Software or Company Technology have been transferred or granted by Company or its Subsidiaries to any other Person except for non-exclusive licenses of Company’s or its Subsidiaries’ products (“Company Products”) granted by the Company or the Company’s Subsidiaries to their customers in the ordinary course of business consistent with past practice.

(c)          Section 3.15(c) of the Company Disclosure Letter sets forth a true and complete list of all Company Intellectual Property Rights and all Company Technology that is not solely and exclusively owned by the Company or any of its Subsidiaries. Section 3.15(c) of the Company Disclosure Letter lists all Contracts (including licenses and cross-licenses but excluding licenses of commercially available, off-the-shelf, click-wrap or shrink-wrap software) pursuant to which a third party has licensed or granted any right to the Company or any of its Subsidiaries in any Intellectual Property. The Company or any of its Subsidiaries is the sole and exclusive owner of, or has valid and continuing rights to make, sell, license and otherwise use the Company Intellectual Property Rights and Company Technology worldwide in connection with the business of the Company and the Company’s Subsidiaries (as presently conducted and as currently proposed to be conducted), free from any royalty or other obligations to third parties. No third party that has licensed Intellectual Property to the Company or any of its Subsidiaries has ownership rights or license rights to improvements or derivative works made by the Company or any of its Subsidiaries in such Intellectual Property that has been licensed to the Company or any of its Subsidiaries.  The Company Intellectual Property Rights and Company Technology includes all Intellectual Property and Technology used or held for use in connection with the operation of the businesses of the Company and the Company’s Subsidiaries, and there is no other Intellectual Property or Technology that is material to or necessary for the operation of the businesses of the Company and the Company’s Subsidiaries, or for the continued operation of the current business of the Company and the Company’s Subsidiaries (including by the Surviving Company after the Merger), except for shrink-wrap or other off-the-shelf Intellectual Property or Technology that is readily available on reasonable terms through commercial distributors or in consumer retail stores for an annual license fee of less than $1,000.  The Company or one of the Company’s Subsidiaries is the exclusive owner of all right, title and interest in and to the Company’s Intellectual Property and Company Technology purported to be owned by the Company or one of the Company’s Subsidiaries, free and clear of all Liens, exclusive licenses and non-exclusive licenses not granted in the ordinary course of business consistent with past practice, or any obligation to grant any of the foregoing.

(d)          The use, practice or other commercial exploitation of the Company Intellectual Property Rights and Company Technology by the Company or any of its Subsidiaries and the manufacturing, licensing, marketing, importation, offer for sale, sale or use of the Company Intellectual Property Rights and the Company Technology, and the operation and conduct of the Company’s and its Subsidiaries’ business have not and do not infringe, constitute an unauthorized use of or misappropriate, or otherwise violate the Intellectual Property Rights of a third Person.

(e)          Neither the Company nor any of the Company’s Subsidiaries is a party to or the subject of any pending or, to the Company’s Knowledge, threatened, Legal Proceeding, which involves a claim (i) against the Company or any of its Subsidiaries, of infringement, unauthorized use, or violation of any Intellectual Property or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology or (ii) contesting, challenging, or seeking to deny or restrict the right of the Company or any of its Subsidiaries to use, distribute, sell, exercise, lease, license, transfer or dispose of any Company Intellectual Property Rights or Company Technology, or any products, processes or materials covered thereby in any manner.  Neither the Company nor any of its Subsidiaries has received written notice of such threatened claim nor to the best of Company's Knowledge are there any facts or circumstances that reasonably could form the basis for any claim against the Company or any of its Subsidiaries of infringement, unauthorized use, or violation that the conduct of the Company’s business infringes, misappropriates, or otherwise violates the Intellectual Property Rights or Technology of a third Person or challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology.  The Company and its Subsidiaries are not subject to any Order that restricts or impairs the use of any Company Intellectual Property Rights.

(f)          To the Company’s Knowledge, no Person (including employees and former employees of the Company or any of its Subsidiaries) is infringing, violating, misappropriating or otherwise misusing any Company Intellectual Property Rights or Company Technology, and neither the Company nor any of its Subsidiaries has made any such claims against any Person (including employees and former employees of the Company or any of its Subsidiaries).

(g)          Each Person, including each present employee, independent contractor or consultant who conceived, developed or created or participated in creating any part of any Company Intellectual Property Rights or Company Technology, has executed a valid and enforceable agreement with the Company or any of its Subsidiaries, as applicable, that (i) conveys to the Company or any of its Subsidiaries, as applicable, all right title and interest in and to all Intellectual Property or Technology developed or contributed to by such Person in connection with such Person’s engagement with the Company or any of its Subsidiaries, as applicable, (ii) requires such Person, during and after the term of employment or Contract, to cooperate with the Company or its applicable Subsidiary in the prosecution of any Patent or other application to register or protect any other applicable Intellectual Property filed in connection with such Intellectual Property, and (iii) obligates such employee, consultant or independent contractor to keep any confidential information of the Company and its Subsidiaries, including Trade Secrets, confidential both during and, for a reasonable time, after the term of employment or Contract.  All amounts payable by the Company or any of its Subsidiaries to all Persons involved in the research, development, conception or reduction to practice of any Company Intellectual Property Rights or Company Technology have been paid in full and no remuneration, compensation or other amounts remain outstanding or may become due and payable under any circumstance, except for amounts paid or payable to employees or independent contractors in connection with employment or services rendered or to be rendered in the ordinary course and not in the nature of a royalty.  All current and former employees of the Company who conceived, developed or created or participated in creating any part of any Company Intellectual Property Rights or Company Technology have expressly and irrevocably waived, and none of such persons has, the right to receive compensation in connection with “Service Inventions” under section 134 of the Israeli Patent Law-1967 (the “IPL”).  No Person, including current and former employees or consultants, has excluded Intellectual Property and/or Technology made or conceived prior to such Person’s employment with or work for the Company any or of its Subsidiaries from such Person’s assignment of inventions pursuant to such proprietary invention agreements.  No current or former employee, consultant or independent contractor of the Company or any of its Subsidiaries who is or was involved in, or who has or will have contributed to, the creation or development of any Company Intellectual Property Rights or Company Technology, in whole or in part, has performed services for, or was an employee of, or was otherwise engaged by any third party during or to the Knowledge of the Company, prior to the time of such Person’s employment or engagement by the Company or its applicable Subsidiaries, in a manner that is reasonably expected to provide the basis for any claim, interest, or right of such third party with respect to any owned Company Intellectual Property Rights or owned Company Technology.

(h)          There are no Contracts or arrangements to which the Company or any of its Subsidiaries is a party under which any Governmental Authority acquires rights with respect to any owned or exclusively licensed Company Software or owned or exclusively licensed Company Intellectual Property Rights, nor has any Governmental Authority acquired any rights outside of any such Contracts, arrangements or subcontract as the result of providing any funding relating to the development of any Company Intellectual Property Rights, including any government rights and prerogatives as defined under the IPL including rights under Section 55  and Chapter 8 thereof.

(i)          No university, military, educational institution, research center, Governmental Authority, entity owned or controlled by any Governmental Authority, hospitals, medical centers or other institutions or organization (each, an “R&D Sponsor”) has sponsored or provided funding for research and development conducted in connection with the business of the Company and the Company’s Subsidiaries, or has any claim of right to, ownership of or other Lien on any owned or exclusively licensed Company Intellectual Property Rights or owned or exclusively licensed Company Technology.  Neither the Company nor any of its Subsidiaries has participated in any standards-setting activities or joined any standards setting or similar organization that would affect the proprietary nature of any Company Intellectual Property Rights or Company Technology or restrict the ability of the Company or any of the Company’s Subsidiaries to enforce, license or exclude others from using any Company Intellectual Property Rights or Company Technology.  No Person (including any current and former employee, consultant or independent contractor of the Company or any of its Subsidiaries) who is or was involved in, or who has or will have contributed to, the creation or development of any of the owned Company Intellectual Property Rights or owned Company Technology has performed services for, was an employee of, or was otherwise engaged (including as a graduate student) by any R&D Sponsor, during the time period in which such Person was engaged by the Company or any of its Subsidiaries or during the period such Person would be deemed under applicable Law to have contributed to the creation or development of Company Intellectual Property Rights or Company Technology.  Except as set forth in Section 3.15(i) of the Company Disclosure Letter, none of the Company Products or any products or Intellectual Property under development by Company or any of its Subsidiaries, directly or indirectly, is based upon, derived from, uses or incorporates any Intellectual Property that was developed using funding provided by the IIA, nor does the IIA or any Governmental Authority have any ownership interest in or right to restrict the sale, licensing, distribution or transfer of any Company Intellectual Property Rights or Company Products.  Except as set forth in Section 3.15(i) of the Company Disclosure Letter, and without limiting the foregoing, each item of Company Intellectual Property Rights is freely transferable, conveyable and/or assignable by the Company and/or the Surviving Company to any entity located in any jurisdiction in the world without any restriction, constraint, control, supervision or limitation that could be imposed by the IIA or any other Governmental Authority. Section 3.15(i) of the Company Disclosure Letter sets forth the amount of each Government Grant received by the Company or any of its Subsidiaries from the IIA and the aggregate amount of each such Government Grant.  Neither the Company nor any of its Subsidiaries has any outstanding royalty or similar obligations to the IIA under any such Government Grant except as set forth in Section 3.15(i) of the Company Disclosure Letter.

Section 3.16        Tax Matters. Except as set forth in Section 3.16 of the Company Disclosure Letter:

(a)          The Company and each of its Subsidiaries (i) has timely filed (taking into account any extensions of time in which to file) all federal, state, local and foreign returns, estimates, claims for refund, information statements and reports or other similar documents with respect to Taxes (including amendments, schedules, or attachments thereto) relating to any and all Taxes required by applicable Tax Law to be filed with any Governmental Authority (“Tax Returns”) by any of them and all such filed Tax Returns are true, correct and complete and were prepared in accordance with applicable Tax Law and (ii) have timely paid, or have adequately reserved (in accordance with GAAP) on the most recent financial statements contained in the Company Reports for the payment of, all  Taxes required to be paid by applicable Tax Law (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items or carryforwards) for all Taxable periods and portions thereof through the Company Balance Sheet Date and since then, the Company and the Company’s Subsidiaries have not incurred any liability for Taxes (i) from extraordinary gains or losses within the meaning of GAAP, (ii) outside the ordinary course of business consistent with past practice, or (iii) otherwise inconsistent with past custom and practice.

(b)          Section 3.16(b)(i) of the Company Disclosure Letter sets forth all of the tax returns filed by the Company for each of the last three years. Section 3.16(b)(ii) of the Company Disclosure Letter sets forth a schedule of the Tax Returns referred to in Section 3.16(a) with respect to which neither the appropriate Governmental Authority has completed its examination nor the period for assessment of the associated Taxes (taking into account all applicable extensions and waivers) has expired.

(c)          No deficiencies for any Taxes have been asserted in writing or assessed in writing, or to the Knowledge of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves on the consolidated financial statements of the Company and its Subsidiaries (in accordance with GAAP) as adjusted in the ordinary course of business consistent with past practice through the Effective Time, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.  There are no Liens (other than Permitted Liens) on any of the assets of the Company or its Subsidiaries for Taxes.

(d)          No audit of any material Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit.

(e)          Neither the Company nor any of its Subsidiaries (i) has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the Ordinance and the regulations promulgated thereunder, or (ii) has obtained an “Opinion”, as defined in Section 131D of the Ordinance, nor has it taken a position regarding taxation classified as a “Reportable Position”, as defined in Section 131E of the Ordinance.

(f)          With respect to each transaction in which the Company or any of its Subsidiaries has participated that is a “reportable transaction” within the meaning of U.S. Treasury Regulation § 1.6011-4(b)(1) (or any similar provision of the Tax Laws of any other jurisdiction), such participation has been properly disclosed on IRS Form 8886 or as otherwise required under the Tax Laws of any other jurisdiction.

(g)          No extension of time within which to file any Tax Return required to be filed by the Company or any of its Subsidiaries is currently in effect.

(h)          To the Company’s Knowledge, no action, suit, investigation, claim or assessment is pending or threatened with respect to Taxes for which the Company or any of its Subsidiaries may be liable under Tax Law.

(i)           All deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in Section 3.16(a) have been paid in full or otherwise finally resolved.

(j)           Neither the Company nor any of its Subsidiaries has ever received a written claim made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries has never paid Taxes or filed Tax Returns asserting that the Company or such Subsidiary, respectively, is subject to Taxes assessed by such jurisdiction and there is no basis for any such jurisdiction to assert that the Company or any of its Subsidiaries is or may be subject to taxation in such jurisdiction.

(k)          Neither the Company nor any of its Subsidiaries is bound by any Tax indemnity, Tax sharing agreement or Tax allocation agreement or arrangement or any similar agreement with respect to Taxes, nor is there any other reason, as transferee or successor, by operation of Law or otherwise, that the Company or any of its Subsidiaries will have, as of the Closing Date, any liability for Taxes of any other entity.

(l)           Section 3.16(l) of the Company Disclosure Letter lists all the “taxation decisions” (hachlatat misui) that each of the Company and any of its Subsidiaries has obtained from the ITA, from the Internal Revenue Service and/or from any state or local tax authority in the United States. Other than the taxation decisions listed in Section 3.16(l) of the Company Disclosure Letter, there are no Tax rulings, requests for rulings, private letter rulings, technical advice memoranda, similar agreement, or closing agreements or open matters relating to Taxes for which the Company or any of its Subsidiaries is reasonably expected to be liable that could affect the Company’s or any of its Subsidiaries’ liability for Taxes for any taxable period ending after the Closing Date.

(m)          Neither the Company nor any of its Subsidiaries will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, or the receipt of any prepaid amount, in each case prior to Closing.

(n)          Section 3.16(n) of the Company Disclosure Letter sets forth all Tax exemptions, material Tax holidays or other Tax reduction agreements or arrangements applicable to the Company or any of its Subsidiaries.  The Company has made available to Parent all material documentation relating to such Tax exemptions, Tax holidays or other Tax reduction agreements or arrangements.  The Company is in compliance with the requirements for any such Tax exemption, Tax holiday or other Tax reduction agreement or arrangement.

(o)          All  Taxes that the Company or any of its Subsidiaries is required by Law or contract to withhold or to collect from each payment made to any employee, contractor, consultant, shareholder or other person have been duly withheld and collected and have been duly and timely paid to the appropriate Governmental Authority.  The Company and the Company’s Subsidiaries have complied with all record keeping and reporting requirements in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(p)          No power of attorney (other than powers of attorney authorizing employees or representative of the Company or any of its Subsidiaries to act on their behalf) with respect to any Taxes has been executed or filed with any Governmental Authority, and each employee or representative of the Company or any of its Subsidiaries who is authorized to act on behalf of the Company or any of its Subsidiaries with respect to any Taxes is identified on Section 3.16(p) of the Company Disclosure Letter.

(q)          Each of the Company and the Company’s Subsidiaries has duly collected all amounts on account of any sales Taxes, transfer Taxes or value-added Taxes, including goods and services, harmonized sales and provincial or territorial sales Taxes, required by Tax Law to be collected by it, and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Tax Law to be remitted by it. Neither the Company nor any of the Company’s Subsidiaries has refunded or deducted any input value-added Taxes that it was not so entitled to deduct or refund.

(r)          Any related-party transaction and related-party balances, including transactions that are subject to Section 85A of the Ordinance or Section 482 of the Code (or any similar provision of Law relating to Taxes) conducted by the Company or any of its Subsidiaries has been on an arm’s-length basis in accordance with any applicable Law.

(s)          None of the Company’s Subsidiaries that is organized outside of Israel (i) is or has been an Israeli resident as defined in Section 1 of the Ordinance or (ii) has or has had any assets that principally comprise, directly or indirectly, assets located in Israel, in either case as determined in accordance with the Israeli Law relating to Taxes.

(t)           Neither the Company nor any of its Subsidiaries has a permanent establishment in any other country except the country of its incorporation, income earned by any such entity is subject to Tax only in the country in which such entity is incorporated and such entity does not have any trade, business or income that is subject to Tax outside its country of incorporation.

(u)          Neither the Company nor any of the Company’s Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

(v)          Neither the Company nor any of its Subsidiaries has been at any time (i) a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code, nor (ii) a real estate company (Igud Mekarkein) for Israeli Tax purposes.

(w)         Set forth on Section 3.16(w) of the Company Disclosure Letter is a schedule of any net operating loss (or alternative minimum tax net operating loss) carryover, capital loss carryover and surplus expense (Hotzaot Odfot) that will be available to the Company and each of its Subsidiaries following the Closing Date and, with respect to each such loss carryover, (A) the amount of such loss carryover and (B) the year in which the related loss arose.

(x)          During the last three years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code (or any similar provision of Law relating to Taxes).

(y)          Other than as a consequence of the transactions contemplated hereunder, after the Closing Date no limitation under Section 382 of the Code will apply to the utilization of any net operating loss (or alternative minimum tax net operating loss) carryover or capital loss carryover of the Company and the Company’s Subsidiaries carried from a period ending on or prior to the Closing Date.

(z)          Except as set forth on Section 3.16(z) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is or has been a member of any consolidated, unitary, combined, or affiliated group within the meaning of Section 1504 of the Code (or any similar provision of Law relating to Taxes).

(aa)         All books and records which the Company or any of its Subsidiaries is required under any Law to keep for Tax purposes have been duly kept in accordance with all applicable requirements of Law and are available for inspection at the premises of the Company or relevant Company’s Subsidiary.

(bb)          No election has been made under U.S. Treasury Regulation § 301.7701-3 or any similar provision of Law relating to Taxes to treat the Company or any of its Subsidiaries as an association, corporation or partnership.  Neither the Company nor any of its Subsidiaries is disregarded as an entity for tax purposes.  Neither the Company nor any of its Subsidiaries is a party to any joint venture, partnership or other arrangement or Contract which could be treated as a partnership for tax purposes.

(cc)         Section 3.16(cc) of the Company Disclosure Letter lists all Government Grants, including but not limited to Approved Enterprise Status from the Investment Center. The Company provided to Parent true and correct copies of all applications for Government Grants and of all letters of approval and ruling issued as well as supplements thereto related to the Government Grants and such applications and other documents. Section 3.16(cc) of the Company Disclosure Letter details all currently outstanding financial liabilities of the Company or any of its Subsidiaries under each of the Government Grants. The Company and the Company’s Subsidiaries are in compliance with all of the terms, conditions and requirements of their respective Government Grants and have duly fulfilled in all material respects all the undertakings relating thereto.  If applicable, the Company has not modified the treatment of any Government Grants, revoked any election relating thereto, or undertaken any action disqualifying the Company or any of its Subsidiaries from treating such investments as Approved Enterprise or Privileged Enterprise. To the Company’s Knowledge, the Company and any of its Subsidiaries is in compliance in all material respects with the terms of any Israeli Government Grant.  Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated hereby, does, will or would reasonably be expected to (with or without notice or lapse of time or both) give rise to any right to revoke, withdraw, suspend, cancel, terminate or modify any Israeli Government Grant identified or required to be identified in Section 3.16(cc) of the Company Disclosure Letter, and the consummation of the Merger shall not adversely affect the continued qualification for the incentives or the terms or duration thereof or require any recapture of any previously claimed Israeli Tax incentive, and no consent or approval of any Governmental Authority is required prior to the consummation of the Merger in order to preserve the entitlement of the Surviving Company or its Subsidiaries to any such Israeli Tax incentive. The Company is not aware of any event or other set of circumstances which is reasonably expected to lead to or be the basis for (i) the revocation, annulment, withdrawal, suspension, cancellation, recapture or material modification of any of the Government Grants, (ii) the imposition of any material limitation on any Government Grant or any benefit available in connection with any Government Grant or (iii) a requirement that the Company or any of its Subsidiaries return or refund any benefits provided under any Government Grant.

(dd)        The Company has made available to Parent complete and correct copies of all material Tax Returns, supporting working papers, examination reports, cost sharing or similar arrangements and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries filed or received by the Company or any if its Subsidiaries since December 31, 2011.

(ee)         Each Employee Plan that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance (“Section 102 Plan”) has received a favorable determination or approval letter or is otherwise approved by, or deemed approved by, passage of time without objection by the ITA. All Company Options granted and Company Shares issued under any Section 102 Plan have been granted or issued, as applicable, in compliance with the applicable requirements of Section 102 of the Ordinance (including the relevant sub-section of Section 102 of the Ordinance), including, without limitation, the adoption of the applicable board and shareholders resolutions, the full and timely filing of the necessary documents with the ITA, the submission of the application to the ITA to approve a Section 102 Plan, the appointment of an authorized trustee to hold the Company Options, and, if applicable, Company Shares issued upon exercise of Company Options, the execution by each holder of Company 102 Options and Company 102 Shares of an undertaking to comply with the provisions of Section 102 of the Ordinance, and except as set forth in Section 3.16(ee) of the Company Disclosure Letter, the timely deposit of such securities or related documents with such trustee, pursuant to the terms of Section 102 of the Ordinance and the guidance of the ITA published by the ITA on July 24, 2012 and clarification dated November 6, 2012.

Section 3.17        Employee Plans.

(a)          Section 3.17(a) of the Company Disclosure Letter sets forth a complete and accurate list of (i) each (A) ”employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (B) other bonus, commissions (accrual and potential), social and pension contributions (by percentages), stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, vacation (entitlement and accrual), sick days (entitlement and accrual), deferred compensation, severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plan, program, agreement, contract, written and unwritten policy or binding arrangement (whether or not in writing) maintained or contributed to for the benefit of any current or former employee (including manpower employees), consultant, officer or director of the Company, any of its Subsidiaries or any other trade or business (whether or not incorporated) which would be treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code (an “ERISA Affiliate”), or with respect to which the Company or any of its Subsidiaries has any Liability, and (ii) each employment agreement with each employee and consultant of the Company or any of its Subsidiaries ((i) and (ii) together with any other material employment agreement with respect to which the Company or one of its Subsidiaries is a party, the “Employee Plans”), in each case, excluding plans, agreements or other arrangements required to be established or contributed to by statute or regulatory agency.

(b)          With respect to each Employee Plan, to the extent applicable, the Company has made available to Parent complete and accurate copies of (A) each Employee Plan; (B) the two most recent annual reports on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (C) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (D) the plan documents and summary plan descriptions, or a written description of the terms of any Employee Plan that is not in writing; (E) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (F) any notices to or from the IRS or the United States Department of Labor relating to any material compliance issues in respect of any such Employee Plan; (G) with respect to each Employee Plan that is maintained in any non-U.S. jurisdiction, to the extent applicable, (x) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan and (y) any document comparable to the determination letter referenced under clause (C) above issued by a Governmental Authority relating to the satisfaction of Law necessary to obtain the most favorable tax treatment; (H) in the case of each Employee Plan intended to be qualified under Section 401(a) of the Code, the most recent IRS determination or opinion letter applicable to the Company Benefit Plans; and (I) all related custodial agreements, insurance policies (including fiduciary liability insurance covering the fiduciaries of the Employee Plan), administrative services and similar agreements, and investment advisory or investment management agreements, if any.  Each such Form 5500 and each such summary plan description (or similar document) was as of its date and is true, complete and correct in all material respects.

(c)          No Employee Plan is (1) and neither the Company nor any of its Subsidiaries has ever sponsored, a “defined benefit plan” (as defined in Section 414 of the Code), (2) and neither the Company nor any of its Subsidiaries has ever been subject to a collective bargaining agreement that requires contributions to, a “multiemployer plan” (as defined in Section 3(37) of ERISA), (3) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA) (in each case under clause (1), (2) or (3) whether or not subject to ERISA) or (4) subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA, none of the Company, any of its Subsidiaries, any officer of the Company or any of its Subsidiaries or any of the Employee Plans which are subject to ERISA, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company, any of its Subsidiaries or any officer of the Company or any of its Subsidiaries to a tax or penalty on prohibited transactions imposed by such Section 4975 of the Code or to any liability under Section 502(i) or 502(1) of ERISA.

(d)          Each Employee Plan has been maintained, operated and administered in compliance in all material respects with its terms and with all applicable Law, regulation and permits, including the applicable provisions of ERISA and the Code.

(e)          There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary of any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(f)          With respect to each Employee Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA (i) no such Employee Plan provides benefits to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar Law; (ii) no such Employee Plan is unfunded or funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code), (iii) each such Employee Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), complies with the applicable requirements of Section 4980B(f) of the Code and (iv) each such Employee Plan (including any such Employee Plan covering retirees or other former employees) may be amended or terminated without material liability to the Company and the Company’s Subsidiaries on or at any time after the Effective Time.

(g)          Each Employee Plan that is intended to be “qualified” under Section 401 of the Code may rely on a prototype opinion letter or has received a favorable determination letter from the IRS to such effect (or there remains sufficient time for the Company or its Subsidiaries to file an application for such determination letter from the IRS) and no such determination letter opinion has been revoked nor, to the Knowledge of the Company, no fact, development or event has occurred or exists since the date of such determination or opinion letter that has materially and adversely affected the qualified status of any such Employee Plan nor has any such Employee Plan been amended since the date of its most recent determination opinion letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs.

(h)          All Company Options granted to individuals subject to United States Law relating to Taxes have an exercise price equal to no less than the fair market value (determined in accordance with Section 409A of the Code) of the underlying shares of Company Ordinary Shares on the date of grant and no such Company Option has a feature for the deferral of compensation within the meaning of Section 409A of the Code.

(i)          to the extent applicable, each Employee Plan has been approved by the relevant taxation and other Governmental Authorities so as to enable: (i) the Company or any of its Subsidiaries and the participants and beneficiaries under the relevant Employee Plan and (ii) in the case of any Employee Plan under which resources are set aside in advance of the benefits being paid (a “Funded Employee Plan”), the assets held for the purposes of the Funded Employee Plans, to enjoy the most favorable taxation status possible and the Company is not aware of any ground on which such approval may cease to apply.

(j)          Neither the execution or delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party nor the consummation by the Company of the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party will (A) result in any payment or benefit becoming due or payable, or required to be provided, to any current or former director, employee or independent contractor of the Company or any of its Subsidiaries, (B) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (C) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (D) require any contributions or payments to fund any obligations to any such director, employee or independent contractor, (E) result in any breach or violation of, or a default under, any Employee Plan or (F) result in the imposition of any additional tax under Section 409A or 457A of the Code or any other applicable Tax Law.

(k)          Except as required by applicable Law or the terms of any Employee Plans as in effect on the date hereof, neither the Company nor any of its Subsidiaries has any plan or commitment to amend in any material respect or establish any new Employee Plan or to continue or materially increase any benefits under any Employee Plan.

Section 3.18        Labor Matters.

(a)          Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all current employees of the Company and its Subsidiaries and includes each such employee’s name and title, work location, date of hire or engagement, status, actual scope of employment (e.g., full or part-time or temporary), overtime classification (e.g., exempt or non-exempt), prior notice entitlement, salary and any other compensation and benefits, payable, maintained or contributed to or with respect to which any potential liability is borne by the Company or its Subsidiaries (whether now or in the future) to each of the listed employees and including but not limited to the following entitlements: bonus (including type of bonus, calculation method and amounts received in 2016), deferred compensation, commissions (including calculation method and amounts received in 2016), overtime payment, vacation entitlement and accrued vacation, travel entitlement (e.g. travel pay, car, leased car arrangement and car maintenance payments) sick leave entitlement and accrual, shares and any other incentive payments, recuperation pay entitlement and accrual, pension arrangement or any other provident fund (including managers’ insurance and further education fund), their respective contribution rates and the salary basis for such contributions, whether such employee is subject to Section 14 Arrangement under the Israeli Severance Pay Law - 1963 (“Section 14 Arrangement”) (and, to the extent such employee is subject to the Section 14 Arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of his employment and on the basis of his entire salary), last compensation increase to date including the amount thereof, and whether the employee is on leave (and if so, the category of leave, the date on which such leave commenced and the date of expected return to work). Other than their salaries, the employees of the Company and its Subsidiaries are not entitled to any payment or benefit that may be reclassified as part of their determining salary for any purpose, including for calculating any social contributions. Except as set forth in Section 3.18(a) of the Company Disclosure Letter, the employment of each of the employees of the Company and its Subsidiaries is terminable by the Company (or by the relevant Subsidiary) with no more than one month prior notice.  No employee of the Company and its Subsidiaries is entitled (whether by virtue of any Law, Contract or otherwise) to any benefits, entitlement or compensation that is not listed in Section 3.18(a) of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries have made any promises or commitments to any of their employees or former  employees (which are still outstanding), whether in writing or not, with respect to any future changes or additions to their compensation or benefits, as listed in Section 3.18(a) of the Company Disclosure Letter. Other than as listed in Section 3.18(a) of the Company Disclosure Letter, there are no other employees employed by the Company or its Subsidiaries. Details of any Person who has accepted an offer of employment made by the Company or its Subsidiaries but whose employment has not yet started and any employee who was provided with or who received a notice of termination of his or her employment in the last twelve (12) months prior to the signing date of this Agreement are contained in Section 3.18(a) of the Company Disclosure Letter.

(b)          Except as set forth on Section 3.18(b) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is or has been a party to any collective bargaining agreement, labor union contract, or trade union agreement or other Contract with any organization or body involving any employees or employee representatives (each a “Collective Bargaining Agreement”), except for Collective Bargaining Agreements applicable to all employees in Israel, (ii) neither the Company nor any of its Subsidiaries is or has ever been a member of any employers’ association or organization; (iii) neither the Company nor any of its Subsidiaries has paid, required to pay or has been requested to pay any payment (including professional organizational handling charges) to any employers’ association or organization;  (iv) except for extension orders which generally apply to all employees in Israel, no extension orders apply to the Company or to any of its Subsidiaries and no employee of the Company or its Subsidiaries benefits from any such extension orders; (v) to the Knowledge of the Company, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has recognized or received a demand for recognition from any collective bargaining representative with respect to any of its employees, (vi) no Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries, and (vii) there is not, and since January 1, 2010 there has not been, any strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that may interfere with the respective business activities of the Company or any of its Subsidiaries.

(c)          Neither the Company nor any of its Subsidiaries has received notice of complaints, charges or claims against the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such complaints, charges or claims are threatened, by or before any Governmental Authority or based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual. The Company and its Subsidiaries are in compliance in all material respects with applicable Laws and Orders with respect to employment and employment practices, terms and conditions of employment, worker classification, wages, hours of work, days of work, withholdings and occupational safety and health (including but not limited to all obligations imposed by Contracts, employment agreements or applicable Laws, regulations and permits regarding wage and hour requirements, overtime and overtime payment, working during rest days, correct classification of independent contractors and of employees as exempt and non-exempt, immigration status, discrimination in employment, employee health and safety, vacation (entitlement and accrued), social benefits contributions, severance (entitlement and accrued), termination of employment, engaging employees through services providers in accordance with the Israeli Law for Strengthening the Enforcement of Labor Laws-2011, employment of women, collective bargaining and arrangements, the Worker Adjustment and Retraining Notification Act and any similar national, state or local “mass layoff” or “plant closing” Law (“WARN”), civil rights, fair employment practices, privacy issues, fringe benefits, employment practices, workers’ compensation, immigration, pay equity, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax, and the keeping of records in relation to the foregoing. There has been no “mass layoff” or “plant closing” (as defined by WARN), collective redundancy or similar action with respect to the Company or any of its Subsidiaries and the transactions contemplated hereby will not result in “mass layoff” or “plant closing” under WARN. No officer, executive or other employee of the Company or any of its Subsidiaries whose function was or is essential to the business of the Company or any of its Subsidiaries has been dismissed in the 12 months immediately prior to the date of this Agreement.

(d)          The Company and each of its Subsidiaries have withheld all amounts required by applicable Law to be withheld from the wages, salaries, and other payments to employees, and are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing.  Neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice). There are no pending claims against the Company or any of its Subsidiaries under any workers’ compensation plan or policy or for short or long term disability, other than routine sick leave entitlements.

(e)          (i) neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice; (ii) there are not any unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending, or, to the Knowledge of the Company, threatened, before any Governmental Authority responsible for supervising, administrating or regulating labor practices, including the National Labor Relations Board or similar bodies; (iii) there are not any pending, or, to the Knowledge of the Company, threatened, union grievances against the Company or any of its Subsidiaries; and (iv) neither the Company nor any of its Subsidiaries has received any written communication of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation of or affecting the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is pending.

(f)           No employee or Contractor of the Company or any of its Subsidiaries is, to the Knowledge of the Company, a party to or bound by any Contract, or subject to any Order, that may interfere with the use of such Person’s best efforts to promote the interests of the Company and the Company’s Subsidiaries, may conflict with the Company and the Company’s Subsidiaries or the transactions contemplated hereby or that has had or would reasonably be expected to have a Company Material Adverse Effect.  To the Knowledge of the Company, no activity of any employee of the Company or any of its Subsidiaries as or while an employee of the Company or any of its Subsidiaries has caused a violation of any employment contract, confidentiality agreement, patent disclosure agreement or other Contract to which such employee was a party.  To the Knowledge of the Company, neither the execution and delivery hereof nor the consummation of the transactions contemplated hereby will contravene, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract under which any such employee is obligated.

(g)          Section 3.18(g) of the Company Disclosure Letter sets forth a true and complete list of all present independent contractors and consultants (“Contractors”) to the Company or to its Subsidiaries, and includes each such Contractor’s name, date of commencement, and rate of all regular compensation and benefits, bonus or any other compensation payable. Except as set forth in Section 3.18(g) of the Company Disclosure Letter, all Contractors can be terminated on notice of thirty days or less to the Contractor. Except as set forth in Section 3.18(g) of the Company Disclosure Letter, all Contractors are and all former Contractors were rightly classified as independent contractors and would not reasonably be expected to be reclassified by any Governmental Authority as employees of the Company or its Subsidiaries, for any propose whatsoever. According to the Contractors agreements with the Company or its Subsidiaries, no Contractor is entitled to any rights under the applicable labor laws. All current and former Contractors have received all their rights to which they are and were entitled to according to any applicable Law or Contract with the Company or its Subsidiaries. Except as set forth in Section 3.18(g) of the Company’s Disclosure Letter, neither the Company nor any of its Subsidiaries is engaged with any personnel through manpower agencies.

(h)          The services provided by the Company’s and each of the Company’s Subsidiaries’ employees and Contractors located in the United States are terminable at the will of the Company or the applicable Subsidiary of the Company, may be terminated at any time and without notice and any such termination would result in no liability to the Company or the applicable Subsidiary of the Company.  As of the date of this Agreement, to the Knowledge of the Company, no executive, key employee or group of employees has any plans to terminate employment with the Company or any of its Subsidiaries.

(i)           Solely with respect to employees who reside or work in Israel (“Israeli Employees”), (i) neither the Company nor any of its Subsidiaries has or is subject to, and no Israeli Employee of the Company or any of its Subsidiaries benefits from, any extension order (tzavei harchava) or any contract or arrangement with respect to employment or termination thereof, (ii) all of the Israeli Employees are “at will” employees subject to the termination notice provisions included in employment agreements or applicable Law, including such provisions that apply to the Company’s or its Subsidiaries’ employees generally or any part thereof under any applicable collective agreement or arrangement, (iii) the Company’s or its applicable Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951 and any personal employment agreement have been satisfied or have been fully funded by contributions to appropriate insurance funds or accrued on the Financial Statements and the Company and its Subsidiaries apply the provisions of Section 14 of the Severance Pay Law with respect to such statutory severance pay, and (iv) the Company and the Company’s Subsidiaries are in compliance in all material respects with all applicable Law, regulations, permits and Contracts relating to employment, employment practices, wages, bonuses, commissions and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Salary Protection Law, 1958, Law for Increased Enforcement of Labor Laws, 2011 and The Employment of Employee by Manpower Contractors Law (5756-1996). The Company and the Company’s Subsidiaries have not engaged any Israeli Employees whose employment would require special approvals, and there are no unwritten Company policies or customs which, by extension, entitle Israeli Employees to benefits in addition to what they are entitled by law. The Company has no Knowledge of any circumstance that would be reasonably expected to give rise to any valid claim by a current or former Israeli Employee or contractor for compensation upon termination of employment (beyond the statutory severance pay to which employees are entitled).  All amounts that the Company and the Company’s Subsidiaries are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and the Company and the Company’s Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due). The Company and the Company’s Subsidiaries do not have any unsatisfied obligations of any nature to any of their former employees or Contractors, and their termination was in compliance with all material applicable Laws and Contracts. The Company and the Company’s Subsidiaries have properly classified all Israeli Employees, Consultants and sales agents with respect to their position and all other aspects. The Company and the Company’s Subsidiaries have not engaged any consultants, sub-contractors, sales agents or freelancers who, according to Israeli Law, would be entitled to the rights of an employee vis-à-vis the Company or any of the Company’s Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory and contractual benefits.

(j)           Other than as listed in Section 3.18(j) of the Company Disclosure Letter, all past and present employees of the Company and its Subsidiaries have executed the Company’s or its Subsidiaries’ (as applicable) employment agreement and restrictive covenants agreement substantially in the standard form of the Company or such Subsidiary (as applicable) as in effect from time to time and made available to Parent. No current or former employee or Contractor of the Company or its Subsidiaries is or was engaged by the Company or its Subsidiaries without a written contract or did not execute an agreement concerning intellectual property, confidentiality and non-compete. The Company has delivered to Parent: (i) accurate and complete copies of all such standard agreement forms; (ii) accurate and complete copies of all employee manuals and handbooks, all Company’s and its Subsidiaries’ policies and guidelines with regard to engagement terms and procedures and other material documents relating to the engagement of the employees and Contractors of the Company and its Subsidiaries; and (iii) a written summary of all unwritten policies, practices and customs of the Company and its Subsidiaries.

(k)          To the Knowledge of the Company, no current employee of the Company or its Subsidiaries is in violation of any term of any employment Contract, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company (or by any Subsidiary) because of the nature of the Company’s or any of its Subsidiaries’ business or the use of trade secrets or proprietary information of others.

(l)           Section 14 Arrangement was properly applied in accordance with the terms of the general permit issued by the Israeli Labor Minister regarding all former and current employees of the Company or its Subsidiaries who reside in Israel based on their full salaries and from their commencement date of employment.

Section 3.19       Permits. The Company and its Subsidiaries have complied and are currently in material compliance with the terms of, and validly holds, all permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their businesses as currently conducted (“Permits”). Neither the Company nor any of its Subsidiaries has received written notice of any Legal Proceeding relating to (i) any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any such Permit or (ii) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such Permit.  To the Company’s Knowledge, no event has occurred and no circumstance exists that (with or without notice or lapse of time, or both) (i) constitute or would reasonably be expected to result, directly or indirectly, in a violation of, or a failure to comply with, any term or requirement of any such Permit or (ii) would or would reasonably be expected to result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any of such Permits. All applications required to have been filed for the renewal of each such Permit have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to each such Permit have been duly made on a timely basis with the appropriate Governmental Authority. None of such Permits will be subject to revocation, withdrawal, suspension, termination, nonrenewal or modification as a result of the execution and delivery hereof or any Ancillary Agreement or the consummation of the transactions contemplated hereby and thereby.

Section 3.20        Product Defects; Product Warranties; Product Returns. All Company Products comply and have complied in all material respects with the requirements of all applicable Laws and Contracts. The Company and its Subsidiaries have no liability and there is no pending, or to the Knowledge of the Company, threatened claim against any of them that would give rise to any liability for replacement or repair of any Company Product or for damages in connection therewith. The Company has made available to Parent true and complete copies of all warranty, refund and return policies currently in effect. Other than such policies and as provided in Contracts of which true and complete copies have been provided to Parent prior to the date hereof, neither the Company nor any of its Subsidiaries has extended or is obligated to honor any warranty, request for refunds or return rights with respect to any Company Products. Neither the Company nor any of its Subsidiaries has, either voluntarily or involuntarily, initiated, conducted, or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, investigator notice or other notice or action relating to an alleged lack of safety or efficacy of any Company Product, nor are there, to the Knowledge of the Company, any facts which are reasonably likely to cause (i) the recall, market withdrawal or replacement of any Company Product sold or intended to be sold by the Company or the Company’s Subsidiaries; (ii) a change in the marketing classification or a material change in labeling of any Company Product; or (iii) a termination or suspension of marketing of any Company Product. All warranty claims and product returns and requests for refunds relating to Company Products have been immaterial in volume or dollar amounts and no particular Company Product or model of Company Product has been involved in more than five percent (5%) of all product warranty, return or refund requests (whether measured by number of units involved or dollar amounts of claims).

Section 3.21        Inventories. All Inventories of the Company and its Subsidiaries consist of a quality and quantity usable and salable at customary gross margins, except for obsolete, damaged or defective items that have been written off or written down to fair market value or for which adequate reserves have been established. All Inventories are owned by Company and/or its Subsidiaries, as applicable, free and clear of all Liens (other than Permitted Liens), and no Inventories are held on a consignment basis. To the Company’s Knowledge the quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are not materially excessive, but are reasonable in the present circumstances of the Company and its Subsidiaries, as applicable, with respect to their respective businesses, and, since the date of the most recent balance sheet included in the Financial Statements prior to the date hereof, there have not been any material write-downs of the value of, or establishment of any reserves against, any Inventories of the Company and the Company’s Subsidiaries except for customary write-downs and reserves in the ordinary course of their respective businesses.

Section 3.22        Compliance with Laws; FCPA Matters; Export Control.

(a)          Except as set forth on Section 3.22 of the Company Disclosure Letter, the Company and each of its Subsidiaries are, and have been, in compliance in all material respects with all Law and Orders applicable to the Company and its Subsidiaries or any assets owned or used by any of them.  Neither the Company nor any of its Subsidiaries has received any communication during the past five years from a Governmental Authority that alleges that the Company or any of its Subsidiaries is not in compliance in any material respect with any Law or Order. Neither the Company, the Company’s Subsidiaries nor any of their respective directors, officers, or employees, nor, to the Knowledge of the Company, any of its agents or distributors or any other Person associated with or acting on behalf of the Company or any of its Subsidiaries has (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) made, offered to make, promised to make or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (iv) been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment, or (v) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery.

(b)          The Company is in full compliance with all U.S., Israeli, and all applicable export controls, including all export, import and other trade compliance laws regarding the export of items, software or technology, ensuring that no equipment, technical data or software received from the Company is (a) exported or re-exported to any country, person or entity in violation of  any U.S., Israeli or other export controls (including to sanctioned or restricted entities) or U.S. sanctions; and/or (b) used or re-exported for a prohibited use under Israeli and U.S. export control laws.

(c)          All material reports, documents, claims and notices required to be filed, maintained, or furnished to any Governmental Authority by the Company or the Company’s Subsidiaries have been so filed, maintained or furnished.  All such reports, documents, claims, and notices were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) such that no liability exists with respect to the completeness or accuracy of such filing.

(d)          The Company and the Company’s Subsidiaries have not received any letter or other correspondence or notice from any Governmental Authority alleging or asserting noncompliance with any applicable Law or Permits, and the Company has no Knowledge or reason to believe that any Governmental Authority is considering such action.

Section 3.23        Environmental Matters.

(a)          The Company and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws and neither the Company nor any of the Company’s Subsidiaries has been notified in writing that it is in violation of any Environmental Law.

(b)          Neither the Company nor any of its Subsidiaries has generated, used, handled, stored disposed of or released any Hazardous Substance at any property that the Company or any of its Subsidiaries own or lease in a violation of any Environmental Law and in a manner which has given or would be reasonably expected to give rise to any material liabilities or material investigatory, corrective or remedial obligations pursuant to Environmental Laws. To the Company’s Knowledge, there is no underground storage tank at any site owned or operated by, or premises leased by, the Company or any of its Subsidiaries.

(c)          As of the date of this Agreement, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries or any site currently owned or operated by, or premises currently leased by, the Company or any of its Subsidiaries, is a party to or is the subject of any pending, or to the Knowledge of the Company, any threatened Legal Proceeding alleging any Liability or responsibility under or noncompliance with any Environmental Law.  Neither the Company nor any of its Subsidiaries is subject to any Order by any Governmental Authority imposing any material liability or obligation under any Environmental Law.

(d)          The Company and the Company’s Subsidiaries have obtained all Permits required by Environmental Law necessary to enable them to conduct their respective businesses and are in compliance in all material respects with such Permits.  All such Permits are in full force and effect and there are no pending nor, to the Company’s Knowledge, any threatened proceedings that seek the revocation, cancellation, suspension or any materially adverse modification of any such Permits.

(e)          The Company has furnished to Parent true and complete copies of all environmental audits and risk assessments, site assessments, permits required under Environmental Laws, planning and reporting documents created under Environmental Laws, and all other correspondence with Governmental Authorities in the Company’s possession relating to compliance with Environmental Laws, management of Hazardous Materials, or the environmental condition of properties presently owned, operated, or leased in connection with the business of the Company or any of the Company’s Subsidiaries.

Section 3.24        Litigation. Except as set forth in Section 3.24 of the Company’s Disclosure Letter, as of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of the respective properties of the Company or any of its Subsidiaries (and the Company is not aware of any basis for any such Legal Proceeding).  Neither the Company nor any of its Subsidiaries is subject to any outstanding Order that (a) relates to or involves more than $10,000, (b) seeks or imposes any material injunctive relief or (c) relates to the transactions contemplated hereunder. There is no pending or, to the Knowledge of the Company, threatened investigation of or affecting the Company or any of its Subsidiaries by any Governmental Authority. There are no pending claims entitling, and no facts that would reasonably be expected to entitle, any director or officer of the Company or any of its Subsidiaries to indemnification by the Company or any of its Subsidiaries under applicable Law, the Charter Documents or the certificate of incorporation or bylaws or other organizational or governance documents of any of the Company’s Subsidiaries, any insurance policy maintained by the Company or any of its Subsidiaries or any indemnity agreements of the Company of any of its Subsidiaries or similar agreements to which the Company or any of its Subsidiaries is a party or by which any of its properties or assets is or may be bound.

Section 3.25        Insurance.  All material policies of insurance maintained by the Company or any of its Subsidiaries are in full force and effect, are reasonably adequate for the businesses engaged in by the Company and the Company’s Subsidiaries, all premiums due and payable thereunder have been paid and no written notice of cancellation has been received by the Company or any Subsidiary thereof with respect to such policies (other than in connection with ordinary renewals), and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any Person insured thereunder. There are no gaps in insurance coverage for the Company or any of its Subsidiaries, no coverage limits of insurance policies covering the Company or any of its Subsidiaries have been exhausted and all of the insurers of the Company and its Subsidiaries remain solvent. There is no material claim by the Company or any Subsidiary thereof pending under any of the insurance policies of the Company and its Subsidiaries as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

Section 3.26        Related Party Transactions.  Except for indemnification, compensation, employment or other similar arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, there are no transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries are bound, between the Company or any of its Subsidiaries, on the one hand, and any current or former employee, director, officer, or shareholder of the Company or any of the Company’s Subsidiaries, any member of his or her immediate family or any of their respective Affiliates (each, a “Related Party”) but not including any wholly-owned Subsidiary of the Company, on the other hand, that would be required to be disclosed in the Company Reports and no Related Party (i) owes any amount to the Company or any of its Subsidiaries nor does the Company or any of its Subsidiaries owe any amount to, nor has the Company or any of its Subsidiaries committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Party, (ii) owns any property or right, tangible or intangible, that is used by the Company or any of its Subsidiaries, (iii) has made any written claim against the Company or any of its Subsidiaries or (iv) to the Knowledge of the Company, owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company or any of its Subsidiaries.  Each transaction between the Company or any of its Subsidiaries, on the one hand, and a Related Person, on the other hand, has been authorized by all necessary corporate action on the part of the Company or such Subsidiary, including in compliance with the ICL.

Section 3.27        Brokers; Schedule of Fees and Expenses.  There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.28        Opinion of Financial Advisor.  The Company Board has received the opinion of BDO Consulting Group, financial advisor to the Company Board, dated the date of this Agreement, to the effect that, as of the date of such opinion, and subject to and based upon the various qualifications and assumptions set forth therein, the consideration to be received by the holders of Company Shares pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 3.29        Anti-Takeover Statutes.  Other than as set forth in the ICL, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute apply to this Agreement or any Ancillary Agreement, the Merger or any other transaction contemplated by this Agreement. Neither the Company nor any of the Company’s Subsidiaries is bound by or has in effect any “poison pill”, anti-takeover plan or similar plan or agreement which could delay, prevent, render more expensive, or have a dilutive or otherwise adverse effect on, the consummation of the Merger or the transactions contemplated hereby.

Section 3.30        Proxy Statement.  The information supplied by the Company and each of its directors, officers, employees, Affiliates, agents and other representatives for inclusion or incorporation by reference in the Proxy Statement and any other documents to be mailed to the shareholders of the Company in connection with the Company Shareholders Meeting will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading at the date it is first mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof.  The Proxy Statement will, when filed with the SEC, comply as to form in all material respects with all applicable Laws. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

Article IV

 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1          Organization; Good Standing.  Parent is a corporation duly organized, validly existing and in good standing under the Swiss Law and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets.  Merger Sub is a corporation duly organized and validly existing under the laws of the State of Israel and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets.  Each of Parent and Merger Sub is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where such good standing necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.  Parent has delivered or made available to the Company complete and correct copies of the certificate of incorporation, bylaws, articles of association or other constituent documents, as amended to date, of Parent and Merger Sub.

Section 4.2          Corporate Power; Enforceability.  Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

Section 4.3          Non-Contravention.  The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of Parent or the articles of association of Merger Sub, (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound, (c) assuming the Approvals referred to in Section 3.4 are obtained or made, violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their properties or assets are bound or (d) result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.4          Required Governmental Approvals.  No Approval of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby, other than (a) the execution by Parent of an undertaking in customary form in favor of the IIA to comply with the applicable Israeli Encouragement of Industrial Research, Development and Innovation Law 5744-1984, (b) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, and (c) such other Approvals the failure of which to make or obtain would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.5          Brokers.  No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.6          Operations of Merger Sub.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no Liabilities or obligations other than as contemplated by this Agreement.

Article V

 COVENANTS OF THE COMPANY

Section 5.1          Interim Conduct of Business.

(a)          Except as set forth in Section 5.1(a) of the Company Disclosure Letter, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to (A) carry on its business in the usual, regular and ordinary course of business consistent with past practice in substantially the same manner as heretofore conducted, but in any event in compliance with all applicable Laws and regulations, shall pay its debts when due (subject to good faith disputes over such debts), pay its Taxes when due, and pay or perform all of its other obligations when due, (B) use its commercially reasonable efforts, consistent with past practices and Company policies (complete and accurate copies of which have been provided to Parent prior to the date hereof), to preserve substantially intact its business organization and preserve the current relationships of the Company and each of its Subsidiaries with customers, suppliers and other Persons with whom the Company or any of its Subsidiaries has significant business relations, and (C) without limiting the generality of the foregoing, observe the following covenants:

(i)          Preservation of Personnel.  Use commercially reasonable efforts to preserve intact and keep available the services of present employees and consultants of the Company and the Company’s Subsidiaries;

(ii)          Insurance.  Use all reasonable efforts to keep in effect casualty, product liability, workers’ compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of this Agreement;

(iii)         Preservation of the Business; Maintenance of Properties, Contracts.  Use commercially reasonable efforts to preserve the business of the Company and its Subsidiaries, to develop, commercialize  and market the Company Products, and use all reasonable efforts to keep the Company’s and its Subsidiaries’ properties substantially intact, to preserve its goodwill and business, to maintain all physical properties in such operating condition as will permit the conduct of the Company’s and its Subsidiaries’ business on a basis consistent with past practice, keep its relationships with material customers, suppliers, licensors, licensees, distributors and others having business dealings with the Company and the Company’s Subsidiaries, and to perform and comply with the terms of all Material Contracts. The Company shall further assure that each of its Material Contracts (other than with Parent) entered into after the date hereof will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger, and shall give reasonable advance notice to Parent prior to allowing any Material Contract or right thereunder to lapse or terminate otherwise in accordance with its terms;

(iv)         Company Intellectual Property Rights.  Use commercially reasonable efforts to preserve and protect the Company Intellectual Property Rights;

(v)          Regulatory Matters.  Notify and consult with Parent promptly (A) after receipt of any communication from any Governmental Authority or inspections of any manufacturing site and before making any submission to a Governmental Authority, and (B) prior to making any change to a manufacturing plan or process, or making a change to the development timeline for any Company Products; and

(vi)         Leases. Maintain each of their Leased Real Property in accordance with the terms of the applicable Leases.

(b)          Except as set forth in Section 5.1(b) of the Company Disclosure Letter, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not do any of the following and shall not permit any of its Subsidiaries to do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections or by Section 5.1(b) of the Company Disclosure Letter, such action shall be expressly permitted under all other subsections of this Section 5.1(b) and shall be expressly permitted under Section 5.1(a)):

(i)          cause or propose any amendment to the articles of association or memorandum of association of the Company or amend any organizational document of any Subsidiary of the Company;

(ii)          issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for the issuance and sale of Company Shares pursuant to Company Options outstanding on the date of this Agreement upon the exercise or vesting thereof, as applicable and in accordance with their present terms;

(iii)         directly or indirectly acquire, repurchase, redeem or otherwise acquire any Company Securities or Subsidiary Securities, except in connection with Tax withholdings and exercise price settlements upon the exercise of Company Options outstanding on the date of this Agreement and in accordance with their present terms;

(iv)         (A) cause or propose to split, combine, subdivide or reclassify any share capital, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any of its share capital, or make any other actual, constructive or deemed distribution in respect of the shares capital, except for cash dividends made by any direct or indirect Subsidiary of the Company to the Company or one of its Subsidiaries;

(v)          propose to (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than Panoptes), or (B) elect or appoint any new directors or officers, except for the transactions contemplated by this Agreement;

(vi)         (A) incur or assume any Indebtedness or guarantee any Indebtedness of another Person or issue any debt securities or other rights to acquire any debt securities of the Company or any of its Subsidiaries, except for loans or advances between the Company and any direct or indirect Subsidiaries, or between any direct or indirect Subsidiaries, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly-owned Subsidiaries of the Company incurred in the ordinary course consistent with past practice of such Subsidiary’s business, (C) make any loans, advances or capital contributions to or investments in any other Person (other than the Company or any direct or indirect wholly-owned Subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries, (D) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens); or (E) incur any obligation or liability or enter into any Contract or commitment involving potential payments to or by the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice;

(vii)        except as may be required by applicable Law or the terms of any Employee Plan as in effect on the date hereof, provided that a copy thereof has been provided to Parent prior to the date hereof, or in accordance with this Agreement, (A) enter into, adopt, amend in any material respect (including acceleration of vesting) or terminate any material bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner, or (B) increase the compensation payable or to become payable to any director, officer or employee, pay or agree to pay any special bonus or special remuneration to any director, officer or employee, or pay or agree to pay any benefit not required by any plan or arrangement as in effect as of the date hereof, make any loans to any of its directors, officers or employees, agents or consultants, or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to an employee benefit plan or otherwise;

(viii)       grant or pay, or enter into any Contract providing for the granting of, any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person other than payments or acceleration made pursuant to preexisting plans, policies or Contracts, copies of which have been provided to Parent prior to the date hereof, or which are made pursuant to this Agreement or in connection with any employment agreement entered into with a new employee who is not an officer or director of the Company in the normal course of business and consistent with past practice, unless the value of severance, retention or termination pay granted to any such employee exceeds $50,000;

(ix)         except as may be required as a result of a change in applicable Law or in GAAP, make any change in any of the accounting principles or practices used by it (including any change in depreciation or amortization policies) or restate, or become obligated to restate, its financial statements, except insofar as may have been required by a change in GAAP, or make any change in internal accounting controls or disclosure controls and procedures;

(x)          make or agree to make any new capital expenditure or expenditures that, individually, is in excess of $10,000 or, in the aggregate, are in excess of $50,000;

(xi)          (A) acquire or agree to acquire (by merger, consolidation or acquisition of shares or assets or by any other manner) (1) any business or other Person or any material equity interest therein or (2) any assets that are material, individually or in the aggregate, to the Company and the Company’s Subsidiaries, taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice, or enter into any Contract with respect to a joint venture, strategic alliance or partnership; or (B) sell, lease (as lessor), license or otherwise dispose of or subject to any Lien (other than Permitted Liens) any properties or assets of the Company or its Subsidiaries, other than sale of products in the ordinary course of business consistent with past practice;

(xii)         prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make or change any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring income to periods ending after the Effective Time or accelerating deductions to periods ending on or before the Effective Time), settle or otherwise compromise any claim relating to Taxes, enter into any closing agreement or similar agreement relating to Taxes, otherwise settle any dispute relating to Taxes or request any ruling or similar guidance with respect to Taxes, adopt or change any accounting method in respect of Taxes, enter into any Tax indemnity, sharing, allocation or similar agreement or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment, other than as set forth in Section 7.9 (Tax Rulings);

(xiii)        enter into any Contract that would constitute a Material Contract requiring a filing, novation or consent in connection with the Merger, or violate, terminate, amend, or otherwise modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts;

(xiv)       (A) pay, discharge, settle or satisfy any claims, liabilities, litigation or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $10,000, (B) cancel any material Indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value, or (C) give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;

(xv)        apply for, progress or receive any Government Grant;

(xvi)       enter into, engage in or amend any transaction, Contract or understanding with any Related Party or any interested parties (Ba’alay Inyan), other than as contemplated by this Agreement;

(xvii)      enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by this Section 5.1(b), any action which would reasonably be expected to make any of the Company’s representations or warranties contained in this Agreement materially untrue or incorrect or prevent the Company from performing one or more covenants required hereunder to be performed by the Company.

(c)          Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time.  Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

Section 5.2          No Solicitation.

(a)          The Company shall and shall cause its Subsidiaries and their respective Representatives to immediately cease any and all existing discussions, communications or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal.

(b)          At all times during the period commencing with the execution of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not, nor shall it authorize or permit any of its Subsidiaries or its, or its Subsidiaries’, respective Representatives to, directly or indirectly, (i) solicit or initiate the making, submission or announcement of, or encourage, facilitate or assist, or otherwise discuss or communicate with any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any offer or proposal which constitutes or could reasonably likely to lead to an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal or other communication that could reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Proposal, or (v) enter into any Contract contemplating or otherwise relating to an Acquisition Transaction. The Company agrees that any violation of the restrictions set forth in this Section 5.2(b) by it or any of its Subsidiaries or any of its or any of its Subsidiaries’ Representatives shall be deemed a material breach of this Agreement by the Company; provided, however, that, prior to the receipt of the Requisite Shareholder Approval, following the receipt of an unsolicited bona fide written Acquisition Proposal that did not result entirely or partly from a violation of this Section 5.2(b) and made after the date of this Agreement and that the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, is or would reasonably be expected to lead to a Superior Proposal , the Company Board (or any committee thereof), may, directly or indirectly through the Company’s Representatives, in response to such Acquisition Proposal, and subject to compliance with Section 5.3(c), furnish information with respect to the Company to the Person making such Acquisition Proposal and engage in discussions or negotiations with such Person regarding such Acquisition Proposal; provided, that (1) prior to furnishing, or causing to be furnished, any such nonpublic information relating to the Company to such Person, the Company enters into a confidentiality agreement with the Person making the Acquisition Proposal (an “Acceptable Confidentiality Agreement”) that (x) does not contain any provision that would prevent the Company from complying with its obligation to provide any disclosure by the Company required pursuant to Section 5.2 and (y) contains provisions that in the aggregate are no less restrictive on such Person than those contained in the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement (provided that such agreement does not need to contain any provision prohibiting (including any direct or indirect “standstill” or similar provisions that prohibit) the making of any Acquisition Proposal), and (2) promptly (but in any event within 24 hours) following furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to the Parent (to the extent such nonpublic information has not been previously so furnished to the Parent or its Representatives); and provided further that the Company Board shall have determined in good faith (after consultation with outside legal counsel) that the failure to provide such information or engage in such discussions would be inconsistent with the duties of the Company Board under Israeli Law.

(c)          In addition to the obligations of the Company set forth in Section 5.2(b), the Company shall promptly (and in any event within twenty-four (24) hours) notify Parent in writing if the Company or any of its Representatives becomes aware of any receipt by the Company or any of its Representatives of (i) any Acquisition Proposal, (ii) any request for information that could reasonably be expected to lead to an Acquisition Proposal, (iii) any inquiry with respect to, or which could reasonably be expected to lead to, any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry (unless such Acquisition Proposal, request or inquiry is in written form, in which case the Company shall give Parent a copy thereof), and the identity of the Person or group making any such Acquisition Proposal, request or inquiry; and (iv) of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person making such Acquisition Proposal, information request or inquiry, and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice to the Parent.  The Company shall keep Parent fully informed of the status and terms of any such Acquisition Proposal, request or inquiry on a current basis, and in any event no later than twenty-four (24) hours after the occurrence of any changes, developments, discussions or negotiations (including the terms and conditions thereof and of any modification thereto), and any developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any oral inquiries or discussions.

(d)          The Company shall not, and shall cause its Subsidiaries not to, enter into any agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide to the Parent the information described in this Section 5.2, and neither the Company nor any of its Subsidiaries is currently party to any agreement that prohibits the Company from providing the information described in this Section 5.2 to the Parent.  The Company (A) shall not, and shall cause its Subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it or any of its Subsidiaries is or becomes a party, and (B) shall, and shall cause its Subsidiaries to, use reasonable best efforts to enforce the provisions of any such agreement.

(e)          The Company shall promptly (but in no event later than two (2) Business Days after the date of this Agreement) (i) demand that each individual or entity that has executed a confidentiality agreement in connection with any potential Acquisition Proposal return (or destroy, to the extent permitted by the terms of the applicable confidentiality agreement) all confidential information furnished to such individual or entity by or on behalf of the Company or any of its Subsidiaries, and (ii) revoke or withdraw access of any Person (other than Parent and their Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or its Subsidiaries in connection with an Acquisition Proposal.

Section 5.3          Company Board Recommendation.

(a)          Prior to the execution and delivery of this Agreement, and as a material inducement to Parent’s willingness to enter into this Agreement the Company Board has recommended that the holders of Company Shares approve this Agreement and the Plan of Merger (the “Company Board Recommendation”).

(b)          Subject to Section 5.2(b) and Section 5.3(c), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation; (ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal; (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement, or any letter of intent or agreement in principle with respect thereto, providing for the consummation of a transaction contemplated by any Acquisition Proposal or any other Contract or instrument that would require the Company to abandon, terminate or breach any of its obligations hereunder, or that would prevent the Company from consummating the transactions contemplated hereby (an “Alternative Acquisition Agreement”); (iv) take any other action inconsistent with the Company Board Recommendation, or (v) authorize any of, or resolve, commit or agree to take any of, the foregoing actions.

(c)          Notwithstanding anything to the contrary in this Agreement, prior to the receipt of the Requisite Shareholder Approval, the Company Board may effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(h) in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal complying with the terms of this Section 5.3(c), if (and only if): (I) (A) an unsolicited bona fide written Acquisition Proposal that did not result entirely or partly from a violation of Section 5.2(b) is made to the Company by a non-Affiliate and such Acquisition Proposal is not withdrawn or (B) there has been an Intervening Event; (II) in the case of the Acquisition Proposal, the Company Board concludes in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal; and (III) the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel, that the failure to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(h) would be inconsistent with the duties of the Company Board under Israeli Law; provided, however, that none of the Company, the Company Board or any committee thereof shall make an Adverse Recommendation Change, terminate this Agreement pursuant to Section 9.1(h) and/or authorize the Company to enter into any Alternative Acquisition Agreement unless:

(i)          the Company Board provides the Parent at least five (5) days’ prior written notice of its intention to take such action (it being understood that the delivery of such notice and any amendment or update thereto and the determination to so deliver such notice, update or amendment shall not, by itself, constitute an Adverse Recommendation Change) describing in reasonable detail the reasons for such Adverse Recommendation Change and/or termination, which notice shall include, as applicable, (A) the information with respect to the Superior Proposal that is specified in Section 5.2(c) as well as a copy of such Acquisition Proposal and any related Alternative Acquisition Agreement, or (B) the facts and circumstances in reasonable detail of the Intervening Event;

(ii)          during the five (5) Business Days following such written notice described in the foregoing clause (i), the Company Board and its Representatives have negotiated in good faith with the Parent (to the extent the Parent desires to negotiate) regarding any revisions to the terms of this Agreement that may, at the Parent’s sole discretion, be proposed by the Parent in response to such Superior Proposal or the Intervening Event, as applicable; and

(iii)         at the end of the five (5) Business Day period described in the foregoing clause (i) , the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement proposed and irrevocably committed to in writing by the Parent and capable of acceptance by the Company), that, as applicable (A) the Acquisition Proposal continues to be a Superior Proposal or (B) the Intervening Event continues to warrant the Adverse Recommendation Change and, in each case, that the failure to make such Adverse Recommendation Change would be inconsistent with the duties owed by the Company Board to the Company under Israeli Law.

(iv)         the Company shall not terminate this Agreement pursuant to Section 9.1(h), and any purported termination pursuant to Section 9.1(h)shall be void and of no force or effect, unless in advance of or substantially concurrently with such termination the Company (1) pays the Parent the fee required by and pursuant to the terms of Section 9.3(b)(ii) and (2) immediately following such termination enters into a binding Alternative Acquisition Agreement for such Superior Proposal.

(v)          Any amendment or modification to the conditionality, price or form of consideration of any Superior Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 5.3 and the Company shall promptly (but in any event within 24 hours of occurrence) notify the Parent of any such new Acquisition Proposal and the Parties shall comply with the provisions of this Section 5.3(c) with respect thereto

(vi)         (x) whether or not there is an Adverse Recommendation Change, unless this Agreement has been terminated in accordance with Section 9.1(h), the Company Board shall submit this Agreement and the Plan of Merger for approval by the Company’s shareholders at the Company Shareholders’ Meeting (provided, however that, for so long as there is an Adverse Recommendation Change, the Company Board shall not be required in such case to solicit proxies in favor of the approval of the Agreement and Plan of Merger); and (y) in the event there is an Adverse Recommendation Change made in compliance with this Section 5.3(c), with respect to a Superior Proposal, the Company shall only enter into an Alternative Acquisition Agreement with respect thereto by terminating this Agreement.

Section 5.4          Access.  At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours, upon reasonable prior notice, to the properties, books and records and personnel of the Company and its Subsidiaries and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent and its Representatives (a) a full and accurate copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of domestic or foreign securities Laws (and the Company shall deliver to Parent a copy of each report, schedule and other document proposed to be filed or submitted by the Company pursuant to the requirements of domestic or foreign securities Laws not less than two (2) Business Days prior to such filing) and a copy of any communication (including “comment letters”) received by the Company from the SEC concerning compliance with the Exchange Act or from FINRA concerning the Company’s compliance with the eligibility requirements for quotation on the OTC Bulletin Board, (b) internal financial statements, and (c) all other information concerning its business, Taxes, properties or personnel as Parent or its Representatives may reasonably request; provided, however, that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.4 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Merger Sub hereunder.  Parent and its Representatives shall have the right to consult on a regular basis with each of the members of the Company’s and its Subsidiaries’ senior management team, in each case, so that Parent and Merger Sub may obtain all information concerning the business, assets or affairs of the Company and its Subsidiaries as they may reasonably request. From the date hereof until the earlier of the termination of this Agreement and the Effective Date, the Company shall confer from time to time as requested by Parent with Parent or its Representatives to discuss any material changes or developments in the operational matters of the Company and its Subsidiaries and the general status of the ongoing operations of the Company and its Subsidiaries.

Section 5.5          Certain Litigation.  Each party hereto shall promptly advise the other parties hereto of any Legal Proceedings commenced after the date hereof or threatened against such party or any of its directors or officers (in their capacity as such) including by any Company Shareholders (on their own behalf or on behalf of the Company), before any court or other Governmental Authority, relating to this Agreement or the transactions contemplated hereby or otherwise affecting the Company or any of the Company’s Subsidiaries which, if pending on the date of this Agreement, would have been required to be disclosed pursuant to this Agreement, and shall keep the other parties hereto reasonably informed regarding any such litigation.  Each party hereto shall give the other parties hereto the opportunity to consult with such party regarding the defense or settlement of any such shareholder litigation and shall consider such other parties’ views with respect to such shareholder litigation; provided that the Parent shall also have the right to participate in the defense of any such Legal Proceedings.

Article VI

 COVENANTS OF PARENT AND MERGER SUB

Section 6.1          Directors’ and Officers’ Indemnification and Insurance. The Company may, with the prior written consent of Parent, prior to the Effective Time purchase a “tail policy” with respect to acts or omissions occurring prior to the Effective Time that were committed by the officers and directors of the Company, in their capacity as such; provided, that in no event shall the cost of such policy exceed 300% of the annual premium paid by the Company for its directors’ and officers’ liability insurance policy maintained as of the date hereof. The current or former directors or officers may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such insurance.

Section 6.2          Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

Article VII

 ADDITIONAL COVENANTS OF ALL PARTIES

Section 7.1          Reasonable Best Efforts to Complete.

(a)          Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to: (i) cause the conditions set forth in Article VIII to be satisfied; (ii) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Merger and the transactions contemplated hereby; (iii) obtain of all necessary consents, approvals or waivers from third parties; (iv) obtain all necessary or appropriate consents, waivers and approvals under any Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Contracts following the consummation of the transactions contemplated by this Agreement; and (v) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement or the Ancillary Agreements.  Subject to Section 5.2(b) and Section 5.3(c), in addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement.

Section 7.2          Regulatory Filings.

(a)          Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company, on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party.  If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement or with respect to any filings that have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.  In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(b).  Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential information.

(b)          Each of Parent and the Company agrees, and shall cause each of its Subsidiaries, to take any and all reasonable actions necessary to obtain any consents, clearances or approvals required under or in connection with any applicable Law (including Antitrust Law), and to enable all waiting periods under any applicable Law (including Antitrust Law) to expire, and to avoid or eliminate each and every impediment under any applicable Law (including Antitrust Law) asserted by any Governmental Authority, in each case, to cause the Merger and the other transactions contemplated hereby to occur as soon as practicable and in any event prior to the Outside Date, including but not limited to (i) promptly complying with or modifying any requests for additional information (including any second request) by any Governmental Authority, (ii) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry, enactment or promulgation thereof.

(c)          Without limiting the provisions of Section 7.2(b) above, Parent and Merger Sub agree that between the date hereof and the Effective Time (or the earlier termination of this Agreement pursuant to Article IX), each of Parent and Merger Sub shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if such business or Person competes in any line of business of the Company if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated by this Agreement, (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise or (iv) materially delay or prevent the consummation of the Merger or the other transactions contemplated by this Agreement.

(d)          Nothing in this Agreement shall require Parent, the Surviving Company or any other Subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or propose to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the Surviving Company or any other subsidiary of Parent or the Company, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a Governmental Authority or any other person or for any other reason.

Section 7.3          Company Shareholders Meeting.

(a)          As soon as reasonably practicable following the date of this Agreement, but in no event later than the fifth  (5th) Business Day after the date hereof, the Company shall (i) establish a record date for, duly call, and give notice of, and, following the applicable notice period, convene and hold a special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Requisite Shareholder Approval, (ii) publish the notice of the Company Shareholders’ Meeting, (iii) prepare and furnish to the SEC under cover of Form 6-K a proxy statement with respect to the Company Shareholders Meeting (the “Proxy Statement”) and (iv) otherwise comply with the notice requirements applicable to the Company pursuant to the ICL and the regulations promulgated thereunder, the Charter Documents or any other applicable Law.  The Company Shareholders’ Meeting shall be held no later than 45 days after publication of the notice of the Company Shareholders’ Meeting. The Company shall include the Company Board Recommendation and a copy of any fairness opinion obtained by the Company Board in connection with the approval by the Company Board of the Merger and the other transactions contemplated hereby in the Proxy Statement and use its reasonable best efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable following the date on which it is furnished to the SEC.  The Proxy Statement shall set forth all information relating to the Merger and this Agreement that would be material to the Company Shareholders’ decision as to whether to adopt and approve the Merger, this Agreement and the transactions contemplated hereby, including all information required by applicable Law. The Company shall not include in the Proxy Statement any information with respect to the Parent or its Affiliates, unless the form and content thereof shall have been consented to in writing by the Parent prior to such inclusion. The Company shall bear sole and exclusive responsibility with respect to the Proxy Statement, other than for information about the Parent provided by Parent to Company in writing for the purpose of inclusion in the Proxy Statement. Prior to the mailing of the Proxy Statement, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) shall cooperate with Parent so as to aim to include in such drafts, correspondence and filings all comments reasonably proposed by Parent, provided that in any event, the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (z) to the extent practicable and not prohibited under applicable Law, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the SEC or FINRA, or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the transactions contemplated hereby. If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 7.3(a), prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company.  In the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Shares so voted.  At the Company Shareholders Meeting, Parent and Merger Sub shall cause any Company Shares owned by them and their Affiliates (if any) to be voted in favor of the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement.

(b)          The Company shall, through the Company Board, use commercially reasonable efforts to solicit from the Company Shareholders proxies in favor of the approval of this Agreement and the Merger.

Section 7.4          Merger Proposal; Certificate of Merger.

(a)          Subject to the ICL and the regulations promulgated thereunder, as promptly as practicable following the date hereof the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 7.4(a) accordingly): (a) cause a merger proposal (in the Hebrew language) in the form of Exhibit A (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the shareholders meetings, (c) the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (d) promptly after the Company shall have complied with the preceding sentence and with clauses (i) and (ii) of this Section 7.4(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (e) each of the Company and, if applicable, Merger Sub, shall: (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) in a popular newspaper in New York as may be required by applicable Law; and (C) if required, in such other manner as may be required by applicable Laws and regulations, (ii) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i); and (iii) if applicable, send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i)(A) of this Section 7.4(a), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (f) not later than three (3) days after the date on which the Requisite Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of the Companies Law and the regulations thereunder) inform the Companies Registrar of such approval, and (g) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 7.4(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

(b)          The sole shareholder of Merger Sub has approved the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Section 7.5          Anti-Takeover Statute.  In the event that any anti-takeover or other similar statute is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such statute on this Agreement and the transactions contemplated hereby.

Section 7.6          Notification of Certain Matters.

(a)          Subject to applicable Law and the instructions of any Governmental Authority, each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their Subsidiaries, from any third party with respect to such transactions.

(b)          Without derogating from the generality of Section 7.6(a) above, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall give prompt notice to Parent and Merger Sub upon becoming aware (i) that any representation or warranty made by it in this Agreement or any Ancillary Agreement that is qualified as to materiality has become untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Ancillary Agreement, if and only to the extent that such untruth or inaccuracy, or such failure, would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby set forth in Sections 8.2(a) or 8.2(b) to fail to be satisfied at the Closing, (iii) any matter hereafter arising or discovered that, if existing or known by the Company on the date hereof, would have been required to be set forth or described in the Company Disclosure Letter, and (iv) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 7.6(a).

(c)          Without derogating from the generality of Section 7.6(a) above, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, Parent shall give prompt notice to the Company upon becoming aware (i) that any representation or warranty made by Parent or Merger Sub in this Agreement or any Ancillary Agreement that is qualified as to materiality has become untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii)  of any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Ancillary Agreement, in any such case if and only to the extent that such untruth or inaccuracy, or such failure, would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the transaction contemplated hereby set forth in Section 8.3(a) or (b) to fail to be satisfied at the Closing, (iii) any matter hereafter arising or discovered that, if existing or known by the Parent or Merger Sub on the date hereof, would have been required to be set forth or described in a disclosure letter, and (iv) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to the Company pursuant to this Section 7.6(c).

(d)          The Company shall promptly advise Parent orally and in writing of any change or event that has or could reasonably be expected to have a Company Material Adverse Effect or cause any of the conditions to Closing set forth in Article VIII not to be satisfied through the Outside Date.

Section 7.7          Public Statements and Disclosure.  None of the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable securities exchange or regulatory or Governmental Authority to which the relevant party, or a controlling shareholder thereof, is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use reasonable efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party).

Section 7.8          Confidentiality.  Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, made as of August 29, 2017 (as amended, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms.

Section 7.9          Tax Rulings.

(i)          As soon as practicable following the date of this Agreement but in no event later than two (2) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) that (i) with respect to holders of Company Shares and Company Options that are non−Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares and Company Options from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non−Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than Company 102 Shares) (x) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

(ii)          Without limiting the generality of Section 7.2, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling.  The final text of the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel. The Company and its Representatives shall not make any application to, or conduct any negotiation with, the ITA with respect to any matter relating to the subject matter of the Withholding Tax Ruling without prior coordination with Parent or its Representatives, and will enable Parent’s Representatives to participate in all discussions and meetings relating thereto. To the extent that the Parent’s representatives elect not to participate in any meeting or discussion, the Company’s Representatives shall provide as promptly as practical a full report of the discussions held. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling, as promptly as practicable. If such ruling is not obtained for any reason whatsoever by the Closing Date, the Closing shall not be delayed or postponed.

(iii)         The parties hereto understand and acknowledge that the Withholding Tax Ruling may not be obtained or may contain such provisions, terms and conditions as the ITA may prescribe, which may be different from those detailed in this Section 7.9. The parties further understand and acknowledge that the benefits to Company Shareholders and Company Optionholders contemplated in this Section 7.9 may not be granted, or may not be granted in full. If the Withholding Tax Ruling is not expected to be obtained by the Closing Date, the Company shall instruct its Israeli counsel, advisors and accountants to apply to the ITA prior to the Closing Date for an extension of time with respect to the obligation to deduct or withhold Israeli Tax from the applicable consideration payable pursuant to this Agreement and if such extension is not granted to Parent’s satisfaction prior to the date such payments become due and payable, Parent, Paying Agent, the 102 Trustee and/or the Surviving Company may make such payments and withhold any applicable Israeli Taxes in accordance with applicable Law.

Section 7.10        Cessation of Quotation of Company Shares.  Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of FINRA to enable the cessation of the quotation of the Company Shares on the OTC Bulletin Board and on the OTCQB Market operated by the OTC Market Groups Inc.  and the deregistration of the Company Shares under the Exchange Act effective as of the Closing Date.

Section 7.11        Liquidation of Israeli Subsidiary. Prior to the date hereof the Company has taken, or will take immediately following the date hereof (but in any event no later than two (2) days following the date hereof), all actions necessary to initiate the voluntary liquidation of Panoptes, including the filing of an insolvency declaration by Panoptes’ directors to the Companies Registrar in accordance with Section 322 of the Israeli Companies Ordinance. Following the date hereof the Company shall use, and shall cause Panoptes to use, all commercially reasonable efforts to complete such liquidation as soon as practically possible.

Article VIII

 CONDITIONS TO THE MERGER

Section 8.1          Conditions.  The respective obligations of Parent, Merger Sub and the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (except with respect to the condition set forth in Section 8.1(a), which cannot be waived) by mutual written agreement of Parent and the Company, prior to the Effective Time, of each of the following conditions:

(a)          Requisite Shareholder Approval.  The Requisite Shareholder Approval shall have been obtained.

(b)          Israeli Statutory Waiting Periods.  At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.

(c)          No Legal Prohibition.  No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Order that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger nor shall any action have been taken by any such Governmental Authority seeking or threatening any of the foregoing.

(d)          Certificate of Merger. The Company and Merger Sub shall have received the Certificate of Merger from the Companies Registrar.

Section 8.2          Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived in writing exclusively by Parent:

(a)          Representations and Warranties.  Each representation and warranty of the Company set forth in Section 3.2 (Corporate Power; Enforceability), Section 3.3 (Board and Shareholders Actions), Section 3.6 (Company Capitalization), Section 3.7 (Subsidiaries) and Section 3.8(a) (Company Reports), shall have been true and correct on the date hereof and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date. The other representations and warranties of the Company set forth in this Agreement shall have been true and correct as of the date hereof and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except (i) for any failure to be so true and correct which has not had individually or in the aggregate, a Company Material Adverse Effect, and (ii) for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date in all material respects; provided, however, that, solely for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 8.2(a), all “Company Material Adverse Effect” qualifications set forth in such representations and warranties shall be disregarded.

(b)          Performance of Obligations of the Company.  The Company shall have performed in all material respects the obligations that are to be performed by it under this Agreement at or prior to the Effective Time.

(c)          Company’s Deliverables.  Parent and Merger Sub shall have received each of the following:

(i)          a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied;

(ii)          a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, certifying (A) the Company’s Articles of Association in effect, (B) the Company’s Memorandum of Association in effect, (C) the Company’s board resolutions approving the Merger, this Agreement and the other Ancillary Agreements, (D) the Requisite Shareholders Approval, and (E) the incumbency of each of the Company’s officers authorized to sign, on behalf of the Company, this Agreement and the other Ancillary Agreements executed or to be executed and delivered by the Company pursuant to this Agreement;

(iii)         IP Assignment Undertakings, in the forms attached hereto as Exhibit B-1 and Exhibit B-2, dully executed by all employees and consultants of the Company and its Subsidiaries listed in Section 8.2(c)(iii) of the Company Disclosure Letter; and

(iv)         the shareholder register of the Company, updated as of the Closing, after giving effect to the Merger.

(d)          No Litigation.  There shall not be any Legal Proceeding (i) challenging the acquisition by Parent or Merger Sub of any Company Shares, seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated hereby or seeking to obtain from the Company, Parent or Merger Sub any damages that are material in relation to the Company and the Company’s Subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, as a result of the Merger or any other transaction contemplated hereby, (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any Company Shares, including the right to vote the Company Shares purchased by it on all matters properly presented to the Company Shareholders, or (iv) which is reasonably likely to have a Company Material Adverse Effect.

(e)          No Injunctions or Restraints on Conduct of Business. No temporary restraining order, preliminary or permanent injunction or other Order issued by any Governmental Authority shall be in effect which has or could have the effect of limiting or restricting Parent’s ownership, conduct or operation of the business of the Company or its Subsidiaries, following the Closing, or seeking the award of material damages against the Company, its Subsidiaries, Parent or Merger Sub in connection with this transaction or the ownership of the Company by Parent, nor shall there be any suit, action or proceeding seeking any of the foregoing  or any Antitrust restraint.

(f)          Company Material Adverse Effect.  There shall not have occurred any event, change, effect or development that, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect following the execution and delivery of this Agreement.

(g)          Director Resignations. Parent shall have received written resignation letters from each of the members of the respective board of directors of the Company and each of the Company’s Subsidiaries, or other evidence of their removal, effective as of the later of the Closing or the appointment of at least one Parent-nominated director.

(h)          Third Party Consents.  The Company shall have obtained those Approvals listed on Section 8.2(h) of the Company Disclosure Letter and copies thereof shall have been delivered to Parent.

(i)           Compliance with Laser Regulations. The Company shall have provided evidence satisfactory to Parent of its compliance with the Work Safety Regulations (Occupational Safety and Safety of those who engage with Laser Radiation), 2005, including the obtaining of all necessary permits and approvals regarding its use of any dangerous laser products.

Section 8.3          Conditions to the Company’s Obligations to Effect the Merger.  The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a)           Representations and Warranties.  The representations and warranties of the Parent and Merger Sub set forth in Section 4.2 (Corporate Power; Enforceability) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date. The other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except (i) for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations under this Agreement, and (ii) for those representations and warranties that address matters only as of a particular date, which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such particular date that would not, individually or in the aggregate, prevent the Merger or prevent or impair the ability of Parent and Merger Sub to fully comply with and perform their respective covenants and obligations under this Agreement.

(b)          Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects the obligations that are to be performed by Parent and Merger Sub under this Agreement at or prior to the Effective Time.

(c)          Parent’s and Merger Sub’s Deliverables.  The Company shall have received each of the following:

(i)          a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied;

(ii)          the Paying Agent Agreement, executed by Parent and the Paying Agent; and

(iii)          the Articles of Association of the Merger Sub that will be in effect upon the Effective Date.

Article IX

 TERMINATION, AMENDMENT AND WAIVER

Section 9.1          Termination.  This Agreement may be validly terminated only as follows (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)          at any time prior to the Effective Time (notwithstanding the prior receipt of the Requisite Shareholder Approval), by mutual written agreement of Parent and the Company; or

(b)          by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Requisite Shareholder Approval), in the event that any Governmental Authority of competent jurisdiction shall have formally issued a permanent, final and non-appealable Order or any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such Order or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)  shall not be available to a party if the issuance of such Order or other action was primarily due to the failure of such party to perform any of its obligations under this Agreement or under any other Ancillary Agreement; or

(c)          by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Requisite Shareholder Approval), in the event that the Effective Time shall not have occurred on or before June 11, 2018 (such date referred to herein as the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party hereto (i) whose actions or omissions have been a principal cause of, or primarily resulted in, the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement or (ii) that is in material breach of this Agreement; or

(d)          by either the Company or Parent, at any time prior to the Effective Time, in the event that the Company shall have failed to obtain the Requisite Shareholder Approval after the final adjournment of the Company Shareholders Meeting at which a vote is taken on the Merger; or

(e)          by either the Company or Parent, at any time prior to the Effective Time, if any condition to the obligation of such party to consummate the Merger set forth in Article VIII becomes incapable of satisfaction before the Outside Date; provided, however, that Parent or the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(e) if the failure of such condition results from a material breach by Parent or Merger Sub (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its representations, warranties, covenants or agreements contained herein or in any Ancillary Agreement; or

(f)           by Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Requisite Shareholder Approval), in the event that (i) Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect, and (ii) the Company shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and shall have failed to cure, or cannot cure, such breach within ten (10) Business Days after the Company has received written notice of such breach from Parent (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(f) in respect of the breach set forth in any such written notice (A) at any time during such ten (10) Business Day period, and (B) at any time after such ten (10) Business Day period if the Company shall have cured such breach during such ten (10) Business Day period); or

(g)          by Parent, in the event that (i) the Company Board (or a committee thereof) shall have effected an Adverse Recommendation Change, (ii) a tender or exchange offer for Company Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act or Section 329 of the ICL recommending that the Company Shareholders not tender any Company Shares under such tender or exchange offer, and (iii) either (A) the Company Board (or a committee thereof) shall have recommended to the Company Shareholders to approve the Acquisition Proposal referred to in clause (ii), or publicly announced its intention to enter into any agreement in respect of such Acquisition Proposal, or (B) the Company Board (or a committee thereof) shall have failed to reaffirm publicly and unconditionally its recommendation to the Company Shareholders to approve this Agreement and the Merger (which request may be made at any time following public disclosure of an Acquisition Proposal), which public reaffirmation must also include the unconditional rejection of the Acquisition Proposal referred to in clause (ii) or (C) the Company or any of its Representatives breaches any of the other undertakings prescribed by Section 5.2 or Section 5.3 hereof; or

(h)          by Company, at any time prior to the receipt of the Company Shareholder Approval, in the event that (i) the Company Board shall have received a Superior Proposal and (ii) to the extent permitted by and effected in accordance with this Agreement, including Section 5.2(b) or Section 5.3(c) hereof, the Company Board approves, and the Company, concurrently with the termination of this Agreement, enters into, an Alternative Transaction Agreement with respect to such Superior Proposal; provided, however, that concurrently with the termination of this Agreement the Company pays Parent the Termination Fee pursuant to Section 9.3 (and any purported termination pursuant to this clause Section 9.1(h)  shall be void and of no force or effect if such payments have not been timely made in full); or

(i)           by Parent, in the event that as a result of any action taken by the Company or any of its Subsidiaries, any temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority or other legal restraint or prohibition prevents the enforcement of Section 5.2; or

(j)           by the Company, at any time prior to the Effective Time (notwithstanding the prior receipt of the Requisite Shareholder Approval), in the event that (i) the Company has not breached any of its representations, warranties or covenants under this Agreement in any material respect and (ii) Parent or Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and shall have failed to cure, or cannot cure, such breach within ten (10) Business Days after Parent has received written notice of such breach from the Company (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(j) in respect of the breach set forth in any such written notice (A) at any time during such ten (10) Business Day period, and (B) at any time after such ten (10) Business Day period if Parent and Merger Sub shall have cured such breach during such ten (10) Business Day period).

Section 9.2          Notice of Termination; Effect of Termination.  Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable.  In the event of the termination of this Agreement pursuant to Section 9.1 this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 7.8, this Section 9.2, Section 9.3 and Article X, each of which shall survive the termination of this Agreement, and (b) nothing in this Agreement shall relieve any party or parties hereto, as applicable, from liability for any intentional or willful breach of this Agreement or of any willful inaccuracy or non-performance, as applicable, in any representation, warranty, covenant, obligation or other provision hereof.  For purposes of this Agreement, “willful breach” shall mean any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of this Agreement.  In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.3          Fees and Expenses.

(a)          General. Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b)          Company Payments. The Company shall pay to Parent $1,145,000 (one million one hundred and forty five thousand U.S. dollars) (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent, in the event that:

(i)          (A) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d) as a result of the failure to obtain the Requisite Shareholder Approval, (B) after the date of this Agreement and at or prior to the date of the Company Shareholders Meeting an Acquisition Proposal shall have been publicly announced and shall not have been withdrawn or otherwise abandoned and (C) within eighteen (18) months following such termination of this Agreement the Company enters into an Alternative Acquisition Agreement to effect an Acquisition Proposal.

(ii)          this Agreement is terminated by the Company pursuant to Section 9.1(h).

(iii)          In the event that this Agreement is terminated by Parent pursuant to Section 9.1(g).

(c)          Single Payment Only.  The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

Section 9.4          Amendment.  Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the Requisite Shareholder Approval, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders under applicable Law without obtaining the Requisite Shareholder Approval of such amendment.

Section 9.5          Extension; Waiver.  At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein.  Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable.  Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Article X

 GENERAL PROVISIONS

Section 10.1          Survival of Representations, Warranties and Covenants.  The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 10.2          Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) seven (7) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) two (2) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of receipt), in each case to the intended recipient as set forth below:

(a)	if to Parent or Merger Sub to: Uster Technologies AG Attention: Mr. Peter Huber Facsimile: +41 43 366 36 54 email: peter.huber@uster.com with a copy (which shall not constitute notice) to:

Homburger AG
Hardstrasse 201
8005 Zurich
 Switzerland
Attention:	Frank Gerhard, Advocate Mario Wälti, Advocate
Facsimile: +41 (43) 222 15 00
email:	frank.gerhard@homburger.ch mario.waelti@homburger.ch

and

                Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Rd.
Ramat Gan 52506,
 Israel
Attention:	Ariel Aminetzah, Advocate Noam Tzur, Advocate
Facsimile:	(972) 3-610-3111
email:	ariel@meitar.com noamt@meitar.com

(b)	if to the Company, to:

Elbit Vision Systems
Bareket 7, Industrial Park Caesarea, P.O. Box 3047,
 3088900,
Israel
Attention: Yaron Menashe
Facsimile: (972) 4-610-7619
 email: Yaron@evs.co.il
with a copy (which shall not constitute notice) to:

Yigal Arnon & Co.
1 Azrieli Center
Tel Aviv 6702101
Israel
Attention:	Adrian Daniels, Advocate Avi Anouchi, Advocate
Facsimile:	(972) 3-608-7714
email:	adrian@arnon.co.il avia@arnon.co.il

Section 10.3        Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that each of Merger Sub and Parent may assign, in its sole discretion and without the consent of any the Company, any or all of its rights, interests and obligations hereunder to any Affiliate thereof (each, an “Assignee”). Any such Assignee may thereafter assign, in its sole discretion and without the consent of the Company, any or all of its rights, interests and obligations hereunder to one or more additional Assignees; provided, however, that in connection with any assignment to an Assignee, Parent and Merger Sub shall agree to remain liable for the performance by Parent and Merger Sub of their obligations hereunder. Subject to the preceding sentence, this Agreement shall (i) be binding upon the parties hereto and their respective successors and permitted assigns and (ii) shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 10.4       Entire Agreement.  This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Annexes hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, MERGER SUB OR ANY OF THEIR AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE ONE HAND, NOR THE COMPANY OR ANY OF ITS AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 10.5        Third Party Beneficiaries.  This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 6.1, and (b) from and after the Effective Time, the rights of holders of Company Shares and other Company Securities to receive the amounts to which they are entitled pursuant to Article II.

Section 10.6        Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 10.7        Remedies.

(a)          Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)          The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages.  Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement.  Each party hereby irrevocably and unconditionally waives any requirement for the securing or posting of any bond in connection with any such remedy.

Section 10.8       Governing Law.  This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach thereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.

Section 10.9       Consent to Jurisdiction.  Each of the parties hereto (i) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.  Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

Section 10.10     Company Disclosure Letter References.  The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties is reasonably apparent on the face of such disclosure.

Section 10.11     Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including, without limitation, in pdf or other scan format) shall be sufficient to bind the parties to the terms and conditions of this Agreement

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

USTER TECHNOLOGIES AG

By:          __________________________
Name:
Title:

BELINOR LTD.

By:         __________________________
Name:
Title:

ELBIT VISION SYSTEMS LTD.

By:          __________________________
Name:
Title: